     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 1995

                                             REGISTRATION STATEMENT NO. 33-89690
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            RICHEY ELECTRONICS, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                        5065                  33-0594451
(State or other jurisdiction       (Primary Standard         (I.R.S. Employer
     of incorporation or               Industrial           Identification No.)
        organization)             Classification Code
                                        Number)


                                7441 LINCOLN WAY
                         GARDEN GROVE, CALIFORNIA 92641
                                 (714) 898-8288

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        WILLIAM C. CACCIATORE, PRESIDENT
                            RICHEY ELECTRONICS, INC.
                                7441 LINCOLN WAY
                         GARDEN GROVE, CALIFORNIA 92641
                                 (714) 898-8288
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

     Robert M. Smith, Esq.                Brooks Stough, Esq.
     Linda M. Giunta, Esq.               Thomas B. Youth, Esq.
       Dewey Ballantine               Brobeck, Phleger & Harrison
 333 South Hope Street, Suite    Two Embarcadero Place, 2200 Geng Road
             3000                     Palo Alto, California 94303
 Los Angeles, California 90071               (415) 424-0160
        (213) 626-3399

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS-REFERENCE SHEET
        CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K
             BETWEEN REGISTRATION STATEMENT AND FORM OF PROSPECTUS


                      ITEM IN FORM S-2                                          LOCATION IN PROSPECTUS
-------------------------------------------------------------  --------------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
             Front Cover Page of Prospectus..................  Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of
             Prospectus......................................  Inside Front Cover Page; Outside Back Cover Page;
                                                                 Additional Information
       3.  Summary Information, Risk Factors and Ratio of
             Earnings to Fixed Charges.......................  Prospectus Summary; Investment Considerations
       4.  Use of Proceeds...................................  Prospectus Summary; Underwriting; Use of Proceeds
       5.  Determination of Offering Price...................  Outside Front Cover Page; Underwriting
       6.  Dilution..........................................  Not Applicable
       7.  Selling Security Holders..........................  Principal and Selling Stockholders
       8.  Plan of Distribution..............................  Outside Front Cover Page; Underwriting
       9.  Description of the Securities to be Registered....  Outside Front Cover Page; Description of Capital Stock
      10.  Interests of Named Experts and Counsel............  Legal Matters; Experts
      11.  Information With Respect to the Registrant........  Outside and Inside Front Cover Page; Prospectus Summary;
                                                                 Investment Considerations; Capitalization; Selected
                                                                 Financial Data; Management's Discussion and Analysis
                                                                 of Financial Condition and Results of Operations;
                                                                 Business; Price Range of Common Stock; Dividend
                                                                 Policy; Management; Principal and Selling
                                                                 Stockholders; Description of Capital Stock; Financial
                                                                 Statements
      12.  Disclosure of Commission Position on
             Indemnification for Securities Act
             Liabilities.....................................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED MARCH 24, 1995


PROSPECTUS
                                3,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------


    ALL OF THE 3,000,000 SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE (THE "COMMON STOCK"), OFFERED HEREBY (THE "OFFERING") ARE BEING SOLD BY RICHEY ELECTRONICS, INC., A DELAWARE CORPORATION ("RICHEY ELECTRONICS" OR THE "COMPANY"). THE COMMON STOCK IS TRADED ON THE NASDAQ STOCK MARKET ("NASDAQ") UNDER THE SYMBOL "RCHY." AS OF MARCH 23, 1995, THE LAST REPORTED SALE PRICE OF THE COMMON STOCK AS REPORTED BY NASDAQ WAS $7.25 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."

                              -------------------

          SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN
           MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.
                              -------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION  NOR HAS THE
       SECURITIES AND EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES
            COMMISSION  PASSED UPON THE  ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO  THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                                                                            UNDERWRITING        PROCEEDS TO
                                                      PRICE TO PUBLIC       DISCOUNT(1)          COMPANY(2)
                                                     ------------------  ------------------  ------------------
Per Share..........................................          $                   $                   $
Total(3)...........................................          $                   $                   $

-------------------
(1) The Company has agreed to indemnify the several underwriters identified elsewhere herein (the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2)  Before deducting expenses and other  fees payable by the Company  estimated
     at $            .
(3) The Company and certain stockholders of the Company (the "Selling Stockholders") have granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock (of which the first 285,000 shares will be sold by the Selling Stockholders on a pro rata basis and the remaining 165,000 shares will be sold by the Company) on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to the Selling Stockholders will
     be  $              , $               , $               and $              ,
     respectively. See "Underwriting."

                              -------------------

    THE SHARES OF COMMON STOCK ARE OFFERED BY THE UNDERWRITERS, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ISSUED TO AND ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT THE DELIVERY OF THE SHARES OF COMMON STOCK WILL BE MADE AGAINST
PAYMENT THEREFOR ON OR ABOUT          , 1995, IN NEW YORK, NEW YORK.

                              -------------------

Jefferies & Company, Inc.                                        Cruttenden Roth
                                                                  Incorporated

         , 1995

                          [INSIDE FRONT COVER PHOTOS]

[Product Photo A]
Photograph of interconnect components.

[Product Photo B]
Photograph of electromechanical components.

[Product Photo C]
Photograph of passive components.

[Product Photo D]
Photograph of three cable connectors, faded.

                         [INSIDE FRONT COVER CAPTIONS]

[Caption, Left Side]
Richey Electronics is a multi-regional distributor of quality interconnect, electromechanical and passive electronic components!

[Caption, Right Side]
Batteries and Battery Assemblies
Cable, Wire and Cable Assemblies
Capacitors
Circuit Breakers
Connectors
Coils, Chokes and Inductors
Crystals/Oscillators
Fiber Optics
Filters
Hardware/Fuses
IC Sockets
Lamps, Displays and Indicators
Motors
Power Supplies and Transformers
Power Cords
Printers/Keyboards
Relays
Resistive Products
Switches
Terminals, Ties, Labels and Markets
Trimmers and Potentiometers
Tubing/Sleeving


    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


    IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THE PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THE PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                  THE COMPANY

    Richey Electronics is a multi-regional, specialty distributor of electronic components and a provider of value-added assembly services. Management and an investor group built the Company through a series of transactions, beginning with the acquisition of the operations of Richey/Impact Electronics Inc. in December 1990. Since the initial acquisition, the Company's growth has been directed by one of the most experienced management teams in the industry. Through acquisitions and internal growth that improved the Company's operating leverage, Richey Electronics' sales and earnings have increased from approximately $33.0 million and $700,000, respectively, in 1991, to $90.3 million and $1.9 million, respectively, in 1994. The Company believes that strategic acquisition opportunities will continue to arise as a result of the consolidation occurring in the electronics distribution industry.


    DISTRIBUTION AND SERVICES. The Company distributes connectors, switches, cable and other interconnect, electromechanical and passive components used in the assembly and manufacturing of electronic equipment. Richey Electronics also provides a wide variety of value-added assembly services, which typically generate higher gross margins than traditional component distribution. These value-added assembly services consist of (i) component assembly, which is the assembly of components to manufacturer specifications and (ii) contract assembly, which is the assembly of cable assemblies, battery packs and mechanical assemblies to customer specifications. The Company's value-added assembly services respond to an industry trend of outsourcing in which purchasing, manufacturing and distribution functions are allocated to the most efficient provider. The Company believes that outsourcing represents a significant opportunity to expand sales, margins and operating profits.



    CUSTOMERS. The Company's customers are primarily small- and medium-sized original equipment manufacturers ("OEMs") that produce electronic equipment used in a wide variety of industries, including telecommunications, computer, medical and aerospace. In 1994, the Company distributed electronic components to approximately 9,000 customers, none of which represented more than 2.5% of net sales. According to the April 1994 edition of ELECTRONIC BUSINESS BUYER, the Company ranked 11th in the connector market and 14th in the electromechanical/passive market.


    Richey Electronics is a customer-driven company built on strong local relationships. The Company's inventory management and information systems assist its customers in controlling material costs, reducing cycle times and keeping pace with rapid technological developments. The Company's extensive product offering, or line card, provides customers with the opportunity to purchase interconnect, electromechanical and passive electronic components from a single source, thus improving their material resource planning and just-in-time inventory procurement. The Company provides additional customer support through technically competent product managers, value-added distribution and assembly services and electronic data interchange.


    GROWTH STRATEGY. The Company's objective is to improve its position as a leading specialty distributor and value-added assembler of interconnect, electromechanical and passive electronic components in the United States. The Company's strategy for achieving this objective is to increase operating leverage by expanding sales and improving operating efficiencies. To implement this strategy, the Company intends to: (i) pursue strategic acquisitions; (ii) capitalize on the trend toward outsourcing by increasing sales of higher-margin, value-added assembly services; (iii) expand geographic coverage to markets adjacent to areas of core strength; (iv) extend existing market-specific franchise agreements across all markets served; and (v) focus on small- and medium-sized customers which frequently consider specialty distribution integral to their success. Fundamental to the success of the Company's strategy is a constant emphasis on lowering costs and improving customer service.

    MANAGEMENT. Members of senior management have an average of 25 years experience in the industry and, prior to the Offering, own approximately 26% (fully diluted) of the Company. Eleven of the Company's senior managers previously held management positions at Avnet, Inc. ("Avnet"), the second largest distributor of electronic components in the world. The Company's Chairman, President and Chief Executive Officer, William C. Cacciatore, was previously Senior Vice President responsible for the Electronic Marketing and Electrical and Engineering groups of Avnet and a member of Avnet's Board of Directors.


    INDUSTRY/CONSOLIDATION. In 1994, the electronics distribution industry recorded approximately $16 billion in sales. Of these sales, the Company estimates that approximately $12 billion consisted of sales of semiconductors and computer related peripherals, which are not sold by the Company. The remaining $4 billion consisted of sales of interconnect (connectors, sockets), electromechanical (relays, switches) and passive (resistors, capacitors) components, which are marketed by the Company.


    Of the 25 largest electronics distributors in 1985, only 15 remain independent today. The Company believes that the industry will continue to consolidate because a majority of the remaining small- and medium-sized distributors are privately owned and, in many cases, are under pressure to consolidate from both suppliers and customers. The Company believes that despite the consolidation occurring over the last several years, there are still more than 80 participants in the electronics distribution industry with annual revenues in excess of $10 million. As a result, the Company believes that acquisition opportunities will become available in the next several years. The Company has successfully completed two acquisitions since December 1990 and will use management's extensive network of industry contacts to locate additional acquisition opportunities.



    BACKGROUND. In December 1990, RicheyImpact Electronics, Inc. ("RicheyImpact") acquired the operations of Richey/Impact Electronics Inc. ("Old Richey") from Lex Service Inc. ("Lex"). On April 6, 1993, RicheyImpact merged with Brajdas Corporation (the "Richey-Brajdas Merger"). After the Richey-Brajdas Merger, management of RicheyImpact assumed control of the combined company, which changed its name to Richey Electronics, Inc. On April 4, 1994, the Company completed the acquisition (the "In-Stock Acquisition") of the business of the In-Stock division of Anchor Group, Inc. ("In-Stock"). Unless the context otherwise requires, the terms "Company" and "Richey Electronics" mean RicheyImpact from December 28, 1990 until April 6, 1993 and the combined company resulting from the Richey-Brajdas Merger thereafter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and Notes 2 and 8 of Notes to Financial Statements for additional information regarding the transactions referred to above, including the consideration paid by the Company.


    The Company's principal executive offices are located at 7441 Lincoln Way, Garden Grove, California 92641, and its telephone number is (714) 898-8288.

                                  THE OFFERING


Common Stock Offered Hereby..................  3,000,000 shares(1)
Common Stock to be Outstanding After the
  Offering...................................  8,889,341 shares(1)(2)
Use of Proceeds..............................  To   repay   approximately  $14   million  of
                                               indebtedness  and   for   general   corporate
                                               purposes. See "Use of Proceeds."
Nasdaq Symbol................................  RCHY

-------------------
(1) Assumes no exercise of the Underwriters' over-allotment option, pursuant to which the Company and Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 450,000 shares of Common Stock, including 165,000 shares from the Company.
(2) Does not include 226,737 shares issuable upon the exercise of outstanding options at a weighted average exercise price of $6.00 per share.

                           SUMMARY FINANCIAL DATA (1)


                                                                     YEAR ENDED
                                                        -------------------------------------
                                                                       (FISCAL      (FISCAL
                                                          (FISCAL       1993)        1994)
                                                           1992)      DECEMBER     DECEMBER
                                                        JANUARY 1,       31,          31,
                                                           1993         1993         1994
                                                        -----------  -----------  -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AND
                                                                     OTHER DATA)
OPERATIONS STATEMENT DATA:
  Net sales...........................................   $  31,387    $  64,995    $  90,266
  Cost of goods sold..................................      23,105       48,741       68,176
                                                        -----------  -----------  -----------
  Gross profit........................................       8,282       16,254       22,090
  Operating expenses..................................       7,144       13,889       17,318
  Interest expense, net...............................         388        1,198        1,606
  Income tax expense(2)...............................         308          460        1,273
                                                        -----------  -----------  -----------
  Net income..........................................   $     442    $     707    $   1,893
                                                        -----------  -----------  -----------
                                                        -----------  -----------  -----------
  Earnings per common share(3)........................   $    0.16    $    0.14    $    0.32
                                                        -----------  -----------  -----------
                                                        -----------  -----------  -----------
  Supplemental pro forma earnings per common
    share(4)..........................................                             $    0.34
                                                                                  -----------
                                                                                  -----------
  Weighted average number of common shares
    outstanding(3)....................................       2,774        5,085        5,889
                                                        -----------  -----------  -----------
                                                        -----------  -----------  -----------
OTHER DATA:
  EBITDA(5)...........................................   $   1,283    $   3,362    $   5,537
  EBITDA margin(5)....................................         4.1%         5.2%         6.1%
  Inventory turnover ratio............................         3.7x         4.4x         4.9x
  Number of days sales in accounts receivable.........          41           43           42



                                                                         AT DECEMBER 31, 1994
                                                                        ----------------------
                                                                                       AS
                                                                         ACTUAL    ADJUSTED(6)
                                                                        ---------  -----------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.....................................................  $   5,317   $  18,723
  Total assets........................................................     35,013      37,976
  Short-term debt.....................................................     10,443      --
  Long-term debt......................................................      3,594      --
  Stockholders' equity................................................      8,785      25,785

-------------------
(1) Excludes results of operations of Brajdas Corporation ("Brajdas") prior to the Richey-Brajdas Merger in April 1993 and of In-Stock prior to the
     In-Stock Acquisition in April 1994. See Note 2 of Notes to Financial Statements for a discussion of the Richey-Brajdas Merger and the In-Stock Acquisition and pro forma information.
(2) The Company had approximately $24.0 million in federal and $5.0 million in state net operating loss carryforwards ("NOLs"), primarily California, as of December 31, 1994 which have resulted in minimal cash tax payments. For the period ended December 31, 1994, cash tax payments were approximately $1.1 million less than the expense recorded.
(3)  The  Richey-Brajdas  Merger  was  accounted  for  as  a  reverse   purchase
     acquisition with RicheyImpact being the accounting acquirer. See "-- Background." Per share data from January 1, 1993 through April 6, 1993, the date of the Richey-Brajdas Merger, are based solely upon the weighted average number of shares of Brajdas indirectly acquired by the former stockholders of RicheyImpact.
(4) Supplemental pro forma earnings per common share, assuming a $6.25 per share offering price, is calculated by adding to net income, the interest expense on debt to be repaid from the proceeds of the Offering, net of income taxes, and increasing the average shares outstanding during the period by the number of shares assumed to have been sold in the Offering to reduce this debt.
(5) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. The Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because it understands such data are used by certain investors. EBITDA margin represents EBITDA as a percentage of net sales. Because of the significant amortization of intangible assets and non-cash income tax expense recorded as a result of the Company's NOLs, the Company believes that EBITDA may be a meaningful measure of its financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Deferred Tax Assets."
(6) Adjusted to reflect receipt of estimated net proceeds from the sale of 3,000,000 shares of the Common Stock, assuming a $6.25 per share offering price after underwriting discount, expenses and fees, of $17 million, and the application thereof. See "Use of Proceeds."

                           INVESTMENT CONSIDERATIONS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THE PROSPECTUS, BEFORE MAKING A DECISION TO INVEST IN THE COMMON STOCK OFFERED HEREBY.

DEPENDENCE ON KEY SUPPLIERS


    Most of the electronic components distributed by the Company are purchased from manufacturers through non-exclusive distribution agreements which may be canceled upon relatively short notice, subject to certain conditions. Manufacturers have from time to time terminated such agreements with the Company and there can be no assurance that such terminations will not occur in the future. In addition, as a result of component manufacturers' increasing preference for using fewer distributors, there can be no assurance that the Company will be able to maintain its authorized distributorships with its current suppliers. For the year ended December 31, 1994, the Company's five largest suppliers accounted for approximately 36% of net sales, and there can be no assurance that the loss of any one of its larger suppliers would not have a material adverse effect on the Company. While most products distributed by the Company are available from multiple sources, there can be no assurance that the Company would be able to replace lost suppliers. See "Business -- Component Manufacturers."


POTENTIAL QUARTERLY FLUCTUATIONS


    The Company's results of operations may fluctuate from period to period due to the effect of possible future acquisitions, the number of shipping days in the quarter, loss of key suppliers, uncollectibility of accounts receivable, inventory write-offs and loss of key customers, as well as other factors. Significant fluctuations in these results of operations may have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Selected Quarterly Financial Data."


UNCERTAINTY OF FUTURE ACQUISITIONS

    The Company's acquisition strategy depends on its ability to identify and acquire compatible electronics distributors, and integrate the acquired operations effectively. A significant portion of the Company's sales and earnings growth from fiscal 1992 to fiscal 1994 resulted from the Richey-Brajdas Merger and In-Stock Acquisition. See Note 2 of Notes to Financial Statements. There can be no assurance that the Company will be able to locate appropriate acquisition candidates, that any identified candidates will be acquired or that acquired operations will be effectively integrated or prove profitable. The completion of acquisitions requires the expenditure of sizable amounts of capital and management effort. The intense competition among companies pursuing similar acquisition strategies may increase capital requirements. Moreover, unexpected problems encountered in connection with the Company's acquisitions could have a material adverse effect on the Company. The Company could be forced to alter its strategy in the future if such candidates become unavailable or too costly. See "Business -- Business Strategy."

COMPETITION AND INDUSTRY CONSOLIDATION


    The electronics distribution industry is highly competitive, primarily with respect to price and product availability. The Company believes that breadth of product line, level of technical expertise and quality of service are also particularly important to small- and medium-sized customers. The Company competes with large national distributors such as Arrow Electronics, Inc. ("Arrow") and Avnet, as well as regional and specialty distributors many of whom distribute the same or competitive products. Many of the Company's competitors have significantly greater assets and greater financial and personnel resources than those of the Company. Moreover, the electronics distribution industry is going through a period of rapid consolidation that is intensifying competition. As a result of these competitive pressures, many distributors have reported a decline in their gross margins. Although the Company believes that declines in gross margin have generally occurred among distributors serving larger customers, there is no assurance that these pressures will not affect distributors, like the Company, who serve small- and medium-sized customers. Existing and future competition could result in downward pressure on the Company's gross margin or could otherwise have a material adverse effect on the Company.

INDUSTRY CYCLICALITY

    Historically, the electronics industry has been affected by general economic and industry-wide downturns which have adversely affected electronic component manufacturers, certain end-users of such components and distributors. Although the industry has experienced rapid growth over the past few years, there can be no assurance that such growth can be sustained in the future. In addition, the life-cycle of existing electronic products and the timing of new product development and introduction can affect demand for electronic components. Reduced demand for electronic components could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON KEY PERSONNEL

    The Company is currently dependent upon the efforts and leadership abilities of its experienced management team, including: William C. Cacciatore, Chairman of the Board, President and Chief Executive Officer; C. Don Alverson, Executive Vice President -- Sales; Norbert W. St. John, Executive Vice President -- Marketing; and Charles W. Mann, Vice President -- Value-Added Services. Although the Company believes that it would be able to locate suitable replacements for its executives if their services were lost, there can be no assurance it would be able to do so. Accordingly, the loss of services of one or more of the Company's key executives could have a material adverse effect upon the business of the Company.

ABSENCE OF ACTIVE TRADING; POTENTIAL VOLATILITY OF STOCK PRICE

    The average daily trading volume of the Common Stock generally has been low. As a result, historical market prices may not be indicative of market prices in a more liquid market when more shares are publicly traded. There can be no assurance that an active trading market will develop or be sustained after the Offering. Moreover, broad market fluctuations, caused by general economic or political conditions or other factors, may also adversely affect the market price of the Common Stock, regardless of the Company's actual performance. See "Price Range of Common Stock."

LIMITATIONS ON AVAILABILITY OF THE COMPANY'S NET OPERATING LOSS CARRYFORWARDS


    As of December 31, 1994, the Company had United States federal income tax NOLs of approximately $24.0 million and state tax NOLs of approximately $5.0 million, primarily California, most of which expire between 1998 and 2009. The NOLs resulted from Brajdas' losses prior to the Richey-Brajdas Merger. Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"), imposes annual limitations on NOLs in the event certain changes in a company's stock ownership over a three-year period exceed a specified threshold (a "Change in Ownership"). In some cases these annual limitations can cause NOLs to expire unused. As a result of the Offering, a Change in Ownership will occur which will limit the use of such NOLs. Accordingly, it is expected that the use of such NOLs will be limited to approximately $2.5 million per year until they are fully utilized or expire, whichever occurs first. The Company's NOLs are subject to review by the Internal Revenue Service ("IRS"). If the Company's NOLs were disallowed or their use was further limited, there would be a material adverse effect on the Company's cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Deferred Tax Assets" and Note 9 of Notes to Financial Statements.


POSSIBLE ISSUANCE OF PREFERRED SHARES; ANTI-TAKEOVER PROVISIONS

    The Company's Restated Certificate of Incorporation authorizes the issuance of 10,000 shares of preferred stock. The Company's Board of Directors has the power to issue any or all of these additional shares without stockholder approval, which shares can be issued with such rights, preferences and limitations as are determined by the Board. The Company presently has no commitments or contracts to issue any shares of preferred stock. The Company is also subject to the Delaware statute regulating business combinations. These provisions, as well as certain provisions of the Company's bylaws, could delay, discourage, hinder or preclude an unsolicited acquisition of the Company, could make it less likely that stockholders receive a premium for their shares as a result of any such attempt and could adversely affect the market price of and the voting and other rights of the holders of the Common Stock. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE


    Sales of substantial amounts of the Common Stock by the Company's executive officers, directors and certain principal stockholders after the Offering, or the perception that such sales might occur, could adversely affect the prevailing market price of the Common Stock. The Company's directors, executive officers and certain principal stockholders, who upon completion of the Offering will beneficially own an aggregate of approximately 62% of the outstanding Common Stock (approximately 58% if the Underwriters' over-allotment option is exercised in full), have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of the Common Stock for a period of 180 days after the date of the Prospectus, without the prior written consent of Jefferies & Company, Inc., on behalf of the Underwriters. After this period, substantially all shares of Common Stock held by this group will be eligible for sale subject only to the resale limitations of Rule 144 promulgated under the Securities Act. Future sales of the Common Stock, or the availability of shares for future sale, could adversely affect the prevailing market price of the Common Stock. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS


    The net proceeds to be received by the Company from the sale of 3,000,000 shares of the Common Stock offered by the Company hereby (at an assumed offering price of $6.25 per share and after deducting estimated underwriting discount, expenses and fees payable by the Company) are estimated to be approximately $17 million. Of such proceeds, approximately $8.8 million will be used to repay indebtedness incurred under the Company's revolving credit facility. Indebtedness under this facility bears interest at prime rate plus 1.5%. This facility automatically renews for successive one year terms, commencing on February 28, 1996, unless terminated by either party. In addition, $4.0 million of the proceeds will be used to redeem the Company's outstanding 10% senior subordinated note or any refinancing thereof, which matures on March 1, 2000, and $1.2 million will be used to redeem the Company's outstanding 12% junior subordinated notes, which mature on March 2, 2000. Of the debt being retired, $1.2 million of junior subordinated debt was incurred in April 1993 in connection with the Richey-Brajdas Merger. The balance of the proceeds will be used for general corporate purposes, including possible future acquisitions. The Company has no current understanding or commitment with respect to any such acquisition. See "Investment Considerations -- Uncertainty of Future Acquisitions." Pending such uses, the Company intends to invest the balance of the proceeds in short-term, investment grade securities. See "Management -- Certain Relationships and Related Transactions."



    Richey Electronics will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders pursuant to the over-allotment option. However, the Company will sell 165,000 shares of the Common Stock pursuant to the over-allotment option, if fully exercised.

                          PRICE RANGE OF COMMON STOCK

    The stock prices listed below represent the stock prices of Brajdas prior to the Richey-Brajdas Merger on April 6, 1993 and the stock prices of the Company thereafter. Until January 25, 1994, the Company's Common Stock was traded in the over-the-counter market on what is commonly referred to as the "bulletin board." From January 25, 1994 until April 13, 1994, the Company's Common Stock traded on the Nasdaq Small-Cap Market. On April 14, 1994, the Company's Common Stock began trading on Nasdaq under the symbol "RCHY."

    The following table sets forth, for the periods indicated, certain high and low bid information of the Common Stock as reported by IDD/Tradeline until January 24, 1994 and certain high and low sale prices of the Common Stock as reported by Nasdaq beginning January 25, 1994. High and low bid quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily reflect actual transactions. The historical high and low bid and sale information has been adjusted to give effect to the reverse stock split, pursuant to which each outstanding pre-split share was converted into ten thirty-fifths (10/35) of a post-split share, which became effective on December 30, 1993.


                                                                                  STOCK PRICE
                                                                                ----------------
                                                                                 HIGH      LOW
                                                                                -------  -------
CALENDAR YEAR 1993:
    First quarter (1).......................................................... $10 1/2  $ 1 5/16
    Second quarter (through closing price on April 6,
      the date of the Richey-Brajdas Merger)...................................   7        5 1/4
    Second quarter (commencing April 7)........................................   7 7/8    5 1/4
    Third quarter..............................................................   8 3/4    5 1/4
    Fourth quarter.............................................................   8 3/4    4 3/8
CALENDAR YEAR 1994:
    First quarter.............................................................. $10      $ 5
    Second quarter.............................................................   9 1/2    5 1/2
    Third quarter..............................................................   7 1/2    6
    Fourth quarter.............................................................   7 1/2    6
CALENDAR YEAR 1995:
    First quarter (through March 23, 1995)..................................... $ 7 1/2  $ 6

-------------------
(1)  The  high  and  low  stock  prices   prior  to  the  announcement  of   the
     Richey-Brajdas Merger on February 12, 1993, were $2 3/16 and $1 5/16, respectively.



    As of March 23, 1995, the last reported sale price of the Company's Common Stock, as reported by Nasdaq, was $7 1/4. As of March 23, 1995, the average daily trading volume for the last 12 months was 445 shares, based on 262 total trading days. See "Investment Considerations -- Absence of Active Trading; Potential Volatility of Stock Price." On March 23, 1995, there were approximately 1,467 holders of record of the Company's Common Stock.


                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock. The Company intends to retain earnings for working capital to support growth, to reduce outstanding indebtedness and for general corporate purposes. In addition, the credit agreement governing certain of the Company's indebtedness contains provisions that limit the Company's ability to pay dividends on its Common Stock. Accordingly, the Company does not expect to pay any dividends on its Common Stock in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Financial Statements.

                                 CAPITALIZATION


    The  following  table sets  forth the  capitalization of  the Company  as of
December 31, 1994, and as adjusted to give effect to the sale of 3,000,000 shares of the Common Stock offered by the Company hereby (at an assumed offering price of $6.25 per share, after deducting underwriting discount, expenses and fees) and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and the Financial Statements included elsewhere in the Prospectus.



                                                                           AT DECEMBER 31, 1994
                                                                         ------------------------
                                                                           ACTUAL     AS ADJUSTED
                                                                         -----------  -----------
                                                                              (IN THOUSANDS)
Short-term debt:
    Current maturity of senior subordinated note payable(1)............   $   1,600    $  --
    Revolving line of credit(1)........................................       8,843       --
                                                                         -----------  -----------
        Total short-term debt..........................................      10,443       --
                                                                         -----------  -----------
Long-term debt:
    10% Senior subordinated note payable, secured(1)...................       2,400       --
    12% Junior subordinated notes payable, unsecured(1)................       1,194       --
                                                                         -----------  -----------
        Total long-term debt...........................................       3,594       --
                                                                         -----------  -----------

Stockholders' equity:
    Preferred Stock:
        $0.001 par value, authorized 10,000 shares; none issued and
          outstanding..................................................      --           --
    Common Stock:
        $0.001 par value, authorized 30,000,000 shares;
          5,889,344 shares issued and outstanding;
          8,889,341 shares issued and outstanding, as adjusted(2)......           6            9
    Additional paid-in capital(2)......................................       5,240       22,237
    Retained earnings..................................................       3,539        3,539
                                                                         -----------  -----------
        Total stockholders' equity.....................................       8,785       25,785
                                                                         -----------  -----------
            Total capitalization.......................................   $  22,822    $  25,785
                                                                         -----------  -----------
                                                                         -----------  -----------

-------------------
(1)  See Notes 4 and 6 of Notes to Financial Statements.

(2) Adjusted to reflect receipt of estimated net proceeds from the sale of 3,000,000 shares of the Common Stock, assuming a $6.25 per share offering price, after underwriting discount, expenses and fees, of $17 million and the application thereof. See "Use of Proceeds." Does not include 226,737 shares of Common Stock issuable upon the exercise of outstanding options granted to employees of the Company under the 1992 Stock Option Plan.

                            SELECTED FINANCIAL DATA

    The following table summarizes certain selected financial data of the Company and should be read in conjunction with and is qualified by "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements, Notes to Financial Statements and other financial information included herein. All of the financial information, except that of the predecessor company, is derived from financial statements that have been audited by McGladrey & Pullen, LLP, independent accountants.


                                                                      YEAR ENDED
                                       -------------------------------------------------------------------------
                                        PREDECESSOR
                                        COMPANY(1)                          THE COMPANY(2)
                                       -------------  ----------------------------------------------------------
                                       (FISCAL 1990)  (FISCAL 1991)  (FISCAL 1992)  (FISCAL 1993)  (FISCAL 1994)
                                       DECEMBER 28,    JANUARY 3,     JANUARY 1,    DECEMBER 31,   DECEMBER 31,
                                           1990           1992           1993           1993           1994
                                       -------------  -------------  -------------  -------------  -------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
OPERATIONS STATEMENT DATA:
  Net sales..........................    $  34,363      $  32,994      $  31,387      $  64,995      $  90,266
  Cost of goods sold.................       26,394         24,123         23,105         48,741         68,176
                                       -------------  -------------  -------------  -------------  -------------
  Gross profit.......................        7,969          8,871          8,282         16,254         22,090
  Operating expenses.................       15,289(3)       7,233          7,144         13,889         17,318
  Interest expense, net..............         (267)           476            388          1,198          1,606
  Income tax expense (4).............           44            473            308            460          1,273
                                       -------------  -------------  -------------  -------------  -------------
  Net income (loss)..................    $  (7,097)     $     689      $     442      $     707      $   1,893
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
  Earnings per common share(5).......    $  --          $    0.25      $    0.16      $    0.14      $    0.32
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
  Supplemental pro forma earnings per
    common share(6)..................                                                                $    0.34
                                                                                                   -------------
                                                                                                   -------------
  Dividends per share................    $  --          $  --          $  --          $  --          $  --
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
  Weighted average number
    of common shares
    outstanding(5)...................       --              2,774          2,774          5,085          5,889
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
OTHER DATA:
  EBITDA(7)..........................                   $   1,788      $   1,283      $   3,362      $   5,537
  EBITDA margin(7)...................                         5.4%           4.1%           5.2%           6.1%
  Inventory turnover ratio...........                         4.3x           3.7x           4.4x           4.9x
  Number of days sales in accounts
    receivable.......................                          34             41             43             42


                                                                                                          AT DECEMBER 31, 1994
                                               DECEMBER 28,   JANUARY 3,   JANUARY 1,   DECEMBER 31,   --------------------------
                                                   1990          1992         1993          1993       ACTUAL    AS ADJUSTED (8)
                                               ------------   ----------   ----------   ------------   -------  -----------------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital............................    $ 1,924       $ 2,500      $ 3,014       $ 6,888      $ 5,317       $ 18,723
  Total assets...............................      8,088         9,370        9,669        30,918       35,013         37,976
  Short-term debt............................      3,648         3,510        3,181         6,995       10,443       --
  Long-term debt.............................         83         --           --            8,151        3,594       --
  Stockholders' equity.......................      2,202         2,891        3,333         6,898        8,785         25,785
(SEE NOTES TO SELECTED FINANCIAL DATA ON FOLLOWING PAGE)

NOTES TO SELECTED FINANCIAL DATA:

(1) The operations statement data for fiscal year 1990 represent the financial data of a predecessor company, Old Richey. RicheyImpact acquired certain assets and assumed certain liabilities of Old Richey from Lex on December 28, 1990.

(2) Excludes results of operations of Brajdas prior to the Richey-Brajdas Merger in April 1993 and of In-Stock prior to the In-Stock Acquisition in April 1994. See Note 2 of Notes to Financial Statements for a discussion of the Richey-Brajdas Merger and the In-Stock Acquisition and pro forma information.

(3) Operating expenses include a loss on sale of assets from Old Richey to RicheyImpact of approximately $6.1 million, a write-off of the remaining goodwill of $973,000 and central office charges of $206,000.

(4) The Company had approximately $24.0 million in federal and $5.0 million in state tax NOLs, primarily California, as of December 31, 1994 which have resulted in minimal cash tax payments. For the period ended December 31, 1994, cash tax payments were approximately $1.1 million less than the expense recorded.

(5) The Richey-Brajdas Merger was accounted for as a reverse purchase acquisition with RicheyImpact being the accounting acquirer. Per share data for all periods from December 28, 1990 through April 6, 1993, the date of the Richey-Brajdas Merger, are based upon the weighted average number of shares of Brajdas indirectly acquired by the former stockholders of RicheyImpact.

(6) Supplemental pro forma earnings per common share, assuming a $6.25 per share offering price, is calculated by adding to net income, the interest expense on debt to be repaid from the proceeds of the Offering, net of income taxes, and increasing the average shares outstanding during the period by the number of shares assumed to have been sold in the Offering to reduce this debt.

(7) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. The Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because it understands such data are used by certain investors. EBITDA margin represents EBITDA as a percentage of net sales. Because of the significant amortization of intangible assets and non-cash income tax expense incurred as a result of the Company's NOLs, the Company believes that EBITDA may be a meaningful measure of its financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Deferred Tax Assets."

(8) Adjusted to reflect receipt of estimated net proceeds from the sale of 3,000,000 shares of the Common Stock, assuming a $6.25 per share offering price after underwriting discount, expenses and fees, of $17 million, and the application thereof. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL


    Richey Electronics is a multi-regional, specialty distributor of electronic components and a provider of value-added assembly services. The Company distributes connectors, switches, cable and other interconnect, electromechanical and passive components used in the assembly and manufacturing of electronic equipment. Richey Electronics also provides a wide variety of value-added assembly services, which typically generate higher gross margins than traditional component distribution. These value-added assembly services consist of (i) component assembly, which is the assembly of components to manufacturer specifications and (ii) contract assembly, which is the assembly of cable assemblies, battery packs and mechanical assemblies to customer specifications. The Company's customers are primarily small- and medium-sized OEMs. Approximately 80% of the Company's inventory is located at its centralized distribution facility in Los Angeles, and the remaining inventory is located in regional warehouses in Boston, San Diego and San Jose.



    Management and an investor group built the Company through a series of transactions, beginning with the acquisition of the operations of Old Richey in December 1990 for $5.5 million, consisting of $3.7 million in cash funded by the revolving line of credit, senior preferred stock valued at $1.0 million and $800,000 in cash contributed by the former RicheyImpact stockholders. The Company completed the Richey-Brajdas Merger in April 1993 through the issuance of 10,900,000 shares of Common Stock to the former Brajdas shareholders valued at $4.1 million. The Company completed the In-Stock Acquisition in April 1994 for $1.9 million in cash funded by the revolving line of credit. The Company has devoted significant efforts to improving the performance of those operations. The Company's financial statements exclude the financial results of Brajdas prior to the Richey-Brajdas Merger and of In-Stock prior to the In-Stock Acquisition. The Company will seek to complete additional strategic acquisitions in connection with the ongoing consolidation occurring in the electronics distribution industry. See "Investment Considerations -- Uncertainty of Future Acquisitions."



    In addition, the Company intends to capitalize on the trend toward outsourcing by increasing sales of value-added assembly services. These sales increased to $21.2 million, or 23.5% of net sales, in fiscal 1994 from $10.9 million, or 16.8% of net sales, in fiscal 1993.


    The Company separately reported net sales of certain inventory designated as special inventory in its statements of operations. In connection with the purchase of Old Richey from Lex, the Company entered into sales agency and consignment agreements with Lex regarding certain inventories not originally purchased by it. Under these arrangements, Lex retained title to the inventories and guaranteed certain profit margins to the Company. Effective June 28, 1991, Lex granted the Company title to all remaining sales agency and consigned inventories at no cost. The non-recurring benefit associated with special inventory sales resulted in higher gross profit margins in fiscal 1992 and fiscal 1993. Excluding special inventory sales, gross profit margins would have been 23.2%, 24.4% and 24.5% for fiscal 1992, 1993 and 1994, respectively. Substantially all Lex sales agency and consigned inventories were sold as of December 31, 1993. Consequently, special inventory sales were not material in 1994.

RESULTS OF OPERATIONS

    The following table sets forth certain items in the statements of operations as a percentage of net sales for periods shown.

                                                                                YEAR ENDED
                                                             -------------------------------------------------
                                                              (FISCAL 1992)    (FISCAL 1993)    (FISCAL 1994)
                                                               JANUARY 1,      DECEMBER 31,     DECEMBER 31,
                                                                  1993             1993             1994
                                                             ---------------  ---------------  ---------------
OPERATIONS STATEMENT DATA:
  Net sales................................................         100.0%           100.0%           100.0%
  Cost of goods sold.......................................          73.6             75.0             75.5
                                                                    -----            -----            -----
  Gross profit(1)..........................................          26.4             25.0             24.5
  Operating expenses.......................................          22.8             21.4             19.2
                                                                    -----            -----            -----
  Operating income.........................................           3.6              3.6              5.3
  Interest expense.........................................           1.2              1.8              1.8
                                                                    -----            -----            -----
  Income before income taxes...............................           2.4              1.8              3.5
  Income tax expense.......................................           1.0              0.7              1.4
                                                                    -----            -----            -----
  Net income...............................................           1.4%             1.1%             2.1%
                                                                    -----            -----            -----
                                                                    -----            -----            -----

-------------------
(1) Includes effects of special inventory sales. See "-- General." Had the effects of special inventory sales been excluded from the gross profit reported above, the results would have been as follows:

                                                               FISCAL 1992      FISCAL 1993      FISCAL 1994
                                                             ---------------  ---------------  ---------------
 Adjusted gross profit.....................................          23.2%            24.4%            24.5%

YEAR ENDED DECEMBER 31, 1994 (FISCAL 1994) AS COMPARED WITH YEAR ENDED DECEMBER 31, 1993 (FISCAL 1993)


    Net sales were $90.3 million for fiscal 1994, an increase of $25.3 million, or 38.9%, from $65.0 million for fiscal 1993. Net sales of electronic components increased to $69.1 million in fiscal 1994 from $54.1 million in fiscal 1993, an increase of 27.7%. Net sales of value-added assembly services increased to $21.2 million from $10.9 million in fiscal 1993, an increase of 94.5%. Although the Company fully integrated In-Stock with its existing operations and has not maintained separate sales records since the In-Stock Acquisition, the Company estimates that at least $7.0 million of the increase in net sales are attributable to the In-Stock Acquisition. This estimate is based solely on In-Stock's historical sales rates and backlog at the time of the In-Stock Acquisition and, among other things, does not take into account post-acquisition results of In-Stock's operations or variations due to overlapping product lines or customers. The balance of the increase in net sales is attributable to internal growth and the benefit of twelve months of Brajdas' integrated operations in 1994 as compared to only nine months in 1993. In 1994, the Company experienced net sales growth in most of the ten metropolitan markets it serves. On a pro forma basis, assuming the Richey-Brajdas Merger and the In-Stock Acquisition occurred as of January 1, 1993, sales would have been $84.6 million and $93.0 million for fiscal 1993 and fiscal 1994, respectively. See Note 2 of Notes to Financial Statements.



    Gross profit was $22.1 million for fiscal 1994, an increase of $5.8 million, or 35.6%, from $16.3 million in fiscal 1993. Excluding special inventory sales in fiscal 1993, gross profit as a percentage of sales increased slightly to 24.5% in fiscal 1994 from 24.4% in fiscal 1993. Component distribution gross margins remained essentially flat in fiscal 1994 compared to fiscal 1993. Value-added assembly margins declined in fiscal 1994 compared to fiscal 1993 because of lower gross margins from value-added assembly sales at In-Stock, which the Company acquired in April 1994. The Company took a number of actions to improve operating efficiencies at its In-Stock operations and believes that by the end of fiscal 1994 gross margins from value-added assembly sales at those operations were roughly comparable to gross margins from its other value-added assembly sales. Overall gross margins increased slightly due to a changing sales mix increasingly oriented toward value-added assembly services.



    Operating expenses were $17.3 million in fiscal 1994, an increase of $3.4 million, or 24.5%, from $13.9 million in fiscal 1993. These expenses as a percentage of sales declined to 19.2% from 21.4% in fiscal 1993. Increased sales from internal growth as well as from the Richey-Brajdas Merger and the In-Stock

Acquisition, coupled with cost-saving initiatives, have allowed the Company to substantially improve its operating leverage. The reduction in operating expenses as a percentage of net sales resulted in part from the elimination of duplicate personnel, sales, warehouse and corporate facilities, computer systems and communication networks.

    Interest expense increased to $1.6 million in fiscal 1994 from $1.2 million in fiscal 1993. Interest expense rose as a result of increases in prime lending rates and average borrowings brought about by the financing of the In-Stock Acquisition. See "Liquidity and Capital Resources."


    The Company's provision for federal and state income tax expense increased to $1.3 million from $460,000 in fiscal 1993. The effective tax rate for 1994 increased slightly to 40% from 39% for 1993. The Company had approximately $24.0 million in federal and $5.0 million in state tax NOLs, primarily California, as of December 31, 1994 which have resulted in minimal cash tax payments. For the period ended December 31, 1994, cash tax payments were approximately $1.1 million less than the expense recorded. See "-- Deferred Tax Assets."


YEAR ENDED DECEMBER 31, 1993 (FISCAL 1993) AS COMPARED WITH YEAR ENDED JANUARY 1, 1993 (FISCAL 1992)


    Net sales were $65.0 million for fiscal 1993, an increase of $33.6 million, or 107.0%, from $31.4 million for fiscal 1992. Although the Company fully integrated Brajdas with its existing operations and has not maintained separate sales records since the Richey-Brajdas Merger, the Company estimates that at least $29.0 million of the increase in net sales are attributable to the Richey-Brajdas Merger. This estimate is based solely on Brajdas' historical sales rates and backlog at the time of the Richey-Brajdas Merger and, among other things, does not take into account post-merger results of Brajdas' operations or variations due to overlapping product lines or customers. The balance of the increase in net sales is attributable to internal growth, including an increase of $4.4 million of value-added assembly services. As noted above, historical information excludes the operations of Brajdas for periods prior to April 6, 1993. See Note 2 of Notes to Financial Statements.


    Gross profit was $16.3 million in fiscal 1993, an increase of $8.0 million, or 96.4%, from $8.3 million in fiscal 1992. Gross profit increased primarily as a result of the Richey-Brajdas Merger. Excluding special inventory sales, gross profit as a percentage of sales increased to 24.4% from 23.2% in fiscal 1992. The increase in gross margins is attributable primarily to an increase in value-added assembly services and increased management controls over gross profit margins.

    Operating expenses were $13.9 million in fiscal 1993, an increase of $6.8 million, or 95.8%, from $7.1 million in fiscal 1992. These expenses as a percentage of sales declined to 21.4% from 22.8% in fiscal 1992. While overall expenses were up as a result of the Richey-Brajdas Merger, the combined operations benefitted from economies of scale that reduced operating expenses as a percentage of net sales. The Company implemented a number of cost cutting programs to eliminate duplicate personnel, sales, warehouse and corporate facilities, computer systems and communication networks following the Richey-Brajdas Merger.

    Interest expense increased to $1.2 million for fiscal 1993 from $388,000 for fiscal 1992. The increase in interest expense was due primarily to the increased revolving line of credit borrowings and subordinated debt incurred as a result of the Richey-Brajdas Merger.

    The Company's provision for federal and state income tax expense increased to $460,000 for the year ended December 31, 1993 from $308,000 for the corresponding period of 1992. The effective tax rate for 1993 declined slightly to 39% from 41% for 1992.

BACKLOG


    The Company believes that order backlog (confirmed orders from customers for shipment within the next 12 months) generally averages two to three months' sales in the electronics distribution industry. Order backlog grew throughout fiscal 1994 and at fiscal year end was $19.9 million, up 33% from $15.0 million at December 31, 1993. Order backlog at March 20, 1995 was approximately $26.0 million, substantially all of which will be shipped within the next 12 months. The Company believes that the increase in order backlog is attributable to the general world-wide economic advance in the telecommunications and computer industries, as well as to various sales, marketing and operational programs implemented by Richey Electronics following the Richey-Brajdas Merger and In-Stock Acquisition. Order backlog is not necessarily indicative of future sales for any particular period. Orders constituting the Company's backlog are subject to delivery rescheduling, price renegotiations and cancellation at the option of the buyer without significant penalty.

LIQUIDITY AND CAPITAL RESOURCES


    Richey Electronics currently maintains a revolving line of credit of up to $15 million based upon eligible accounts receivable and inventory, with interest on borrowed funds at prime rate plus 1.5%. The credit agreement restricts payment of cash dividends on the Company's stock without prior approval of the Company's lender. In addition, the Company must comply with various financial and operational covenants established by its lender, all of which the Company currently satisfies. The Company negotiates certain of these operational covenants on an annual basis with its lender. As of December 31, 1994, Richey Electronics had outstanding borrowings thereunder of $8.8 million, with an additional borrowing capacity of $5.5 million available. The Company believes that its line of credit will be adequate to meet its anticipated funding commitments for the remainder of 1995. The Company is currently in negotiations with its asset based lender to increase the size and modify the terms of its revolving line of credit.



    Working capital decreased to $5.3 million as of December 31, 1994 from $6.9 million as of December 31, 1993, a decrease of $1.6 million. This decrease was primarily the result of a $3.0 million paydown of long-term senior subordinated debt in the first quarter of 1994 with funds borrowed under the Company's revolving line of credit. This paydown had the effect of converting $3.0 million of debt from long-term to short-term debt. In addition, the Company expects to pay down $1.6 million of its senior subordinated debt in the first quarter of 1995 with the proceeds of the Offering or by borrowing on its revolving line of credit. See "Use of Proceeds."



    During fiscal 1994, the Company's net cash from operating activities was $4.0 million, as compared to $468,000 in fiscal 1993 and $407,000 in fiscal 1992. Net cash generated from operations increased in fiscal 1994 compared to fiscal 1993, primarily as a result of an increase in net income, an increase in utilization of the Company's NOLs and a $2.8 million increase in accounts payable, offset to some extent by a $1.1 million increase in trade receivables. Net cash generated from operations in fiscal 1993 increased slightly compared to fiscal 1992, primarily as a result of an increase in net income to approximately $700,000 in fiscal 1993 from approximately $400,000 in fiscal 1992, a corresponding increase in utilization of the Company's NOLs and a significant increase in non-cash expenses, offset by increases in inventory of $1.3 million at December 31, 1993.



    Net cash used in investment activities was $2.9 million in fiscal 1994, $3.2 million in fiscal 1993 and negligible in fiscal 1992. During fiscal 1994, the Company had capital expenditures of $401,000, as compared to $89,000 in fiscal 1993. Most of these capital expenditures were made to enhance the Company's value-added assembly capabilities. During fiscal 1994, the Company spent approximately $2.5 million on acquisition related activities, which included $1.8 million for the In-Stock Acquisition, $490,000 in Richey-Brajdas Merger costs and $220,000 incurred pursuant to a revaluation of RicheyImpact assets as a result of an IRS settlement of 1991 taxes. During fiscal 1993, the Company spent $3.2 million on costs associated with the Richey-Brajdas Merger. The Company financed its capital expenditure and acquisition activities with net cash from operating activities and borrowings under its revolving line of credit. The Company anticipates incurring capital expenditures of approximately $600,000 in fiscal 1995, all of which will be financed with net cash from operating activities and borrowings under its revolving line of credit. The Company's actual capital expenditures may vary significantly from its current expectations, based on a number of factors, including but not limited to additional acquisitions, if any.


    For the quarter ended December 31, 1994, inventory turnover was 4.9x, compared to 4.4x for 1993 and 3.7x for 1992. The improvement in inventory turnover was a result of the enhanced inventory control and supplier product return programs instituted by the Company, the general improvement in business activity experienced in 1994, and the acquisition of In-Stock inventories having a relatively high turnover.

    The number of days sales outstanding in accounts receivable decreased by one day to 42 days in the fourth quarter of fiscal 1994 from 43 days in the final quarter of fiscal 1993. In April 1994, the Company acquired the operations and business of In-Stock which had an approximately 50 day turnover on about $1.5 million in receivables. At the time of the acquisition, this added approximately two days to days sales in accounts receivable, which the Company was able to improve to historical averages by fiscal year end. The Company did not experience any significant trade collection difficulties in 1994.

DEFERRED TAX ASSETS


    As of December 31, 1994, the Company had approximately $24.0 million in federal and $5.0 million in state tax NOLs, primarily California, most of which expire between 1998 and 2009. The NOLs resulted from Brajdas' losses prior to the Richey-Brajdas Merger.



    Section 382 and related regulations impose certain limitations on a corporation's ability to use NOLs. Upon a Change in Ownership, the use of NOLs is restricted. California law conforms to the provisions of Section 382. The Richey-Brajdas Merger did not result in a Change in Ownership; therefore, the Company's current ability to utilize the NOLs is not restricted. As a result of the Offering, a Change in Ownership will occur. Accordingly, the Company estimates that its use of the NOLs will be limited to approximately $2.5 million per year until the NOLs are fully utilized or expire, whichever occurs first.


    As discussed in Note 9 of Notes to Financial Statements, at December 31, 1994, the Company recorded a deferred tax asset of $3.9 million, net of a $3.7 million valuation allowance. The estimated future tax benefits of the NOLs comprise the principal portion of the deferred tax asset. SFAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be recorded "when it is more likely than not" that any portion of the deferred tax asset will not be realized. Due to the inherent uncertainty in forecasts of future events and operating results, the Company has established a $3.7 million valuation allowance which reduces the December 31, 1994 net deferred tax asset to the tax benefit expected to be realized during approximately the next four years after giving effect to the annual limitation resulting from the Change in Ownership.


    The Company has been consistently profitable since December 28, 1990 and generated taxable income before NOLs of $3.0 million in 1994. Further, the Company incurred interest expense of $1.6 million during 1994 on borrowings which will be repaid through the proceeds of the Offering. See "Use of Proceeds." Consequently, on an as adjusted basis, the Company's 1994 taxable income, after excluding such interest expense, was substantially greater than the $2.5 million annual limitation on the use of the NOLs. Based on its historic and current level of profitability, the Company believes that it is "more likely than not" that the Company will be able to generate the $11.0 million of future taxable income needed to realize the recorded amount of the net deferred tax asset prior to expiration of the NOLs. See "Investment Considerations -- Limitations on Availability of the Company's Net Operating Loss Carryforwards."


    At the date of the Richey-Brajdas Merger, management established a valuation allowance to reduce net deferred tax assets to zero. As part of the Richey-Brajdas Merger, the Company allocated the purchase price in excess of tangible net assets acquired of approximately $10.2 million to distribution agreements and customer lists. In December 1993, as the favorable results of the Richey-Brajdas Merger developed and the Company's prospects for ongoing profitability improved, the valuation allowance was decreased by $4.3 million, resulting in an increase in the net deferred tax asset, and a corresponding reduction in the carrying value of the distribution agreements and customer lists. During 1994, amounts allocated to distribution agreements and customer lists were further reduced by $1.3 million reflecting the realization of the deferred tax assets during the year.

SELECTED QUARTERLY FINANCIAL DATA

    The following table sets forth certain statements of operations data for the periods indicated. This information has been derived from unaudited financial statements which, in the opinion of management, include all adjustments
(consisting only of normal recurring adjustments) necessary for a fair presentation of such information. These operating results are not necessarily indicative of results for any future period.


                                FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                                -------------   --------------   -------------   --------------
FISCAL 1994
  Net sales...................   $20,247,000     $23,105,000      $22,838,000     $24,076,000
  Gross profit................     4,855,000       5,562,000        5,793,000       5,880,000
  Net income..................       355,000         532,000          471,000         535,000
  Earnings per common share...           .06             .09              .08             .09
  Shipping days...............            65              64               63              62
FISCAL 1993
  Net sales...................   $ 8,088,000     $19,721,000      $18,927,000     $18,259,000
  Gross profit................     2,154,000       4,782,000        4,686,000       4,632,000
  Net income..................        85,000          93,000          288,000         241,000
  Earnings per common share...           .03             .02              .05             .04
  Shipping days...............            64              64               63              61

FISCAL 1992
  Net sales...................   $ 7,862,000     $ 8,009,000      $ 8,300,000     $ 7,216,000
  Gross profit................     2,080,000       2,198,000        2,082,000       1,922,000
  Net income..................       165,000         160,000           83,000          34,000
  Earnings per common share...           .06             .06              .03             .01
  Shipping days...............            64              63               64              60



    The unaudited quarterly results of operations indicate that net sales rose from $299,000 per shipping day in the fourth quarter of 1993 to $311,000, $361,000, $362,000 and $388,000 per shipping day in the four consecutive quarters of 1994, respectively. The fiscal calendar for 1995 contains 64, 64, 62 and 62 shipping days for the first through fourth quarters, respectively. Quarterly operating results may fluctuate significantly from quarter to quarter in the future. See "Investment Considerations -- Potential Quarterly Fluctuations."


INFLATION

    Inflation has not had a significant impact on the Company's operations during the period under review.

                                    BUSINESS

GENERAL

    Richey Electronics is a multi-regional, specialty distributor of electronic components and a provider of value-added assembly services. Management and an investor group built the Company through a series of transactions, beginning with the acquisition of the operations of Old Richey in December 1990. Since the initial acquisition, the Company's growth has been directed by one of the most experienced management teams in the industry. Through acquisitions and internal growth that improved the Company's operating leverage, Richey Electronics' sales and earnings have increased from approximately $33.0 million and $700,000, respectively, in 1991, to $90.3 million and $1.9 million, respectively, in 1994. The Company believes that strategic acquisition opportunities will continue to arise as a result of the consolidation occurring in the electronics distribution industry.


    The Company distributes connectors, switches, cable and other interconnect, electromechanical and passive components used in the assembly and manufacturing of electronic equipment. Richey Electronics also provides a wide variety of value-added assembly services, which typically generate higher gross margins than traditional component distribution. The Company's customers are primarily small- and medium-sized OEMs that produce electronic equipment used in a wide variety of industries, including telecommunications, computer, medical and aerospace. In 1994, the Company distributed electronic components to approximately 9,000 customers, none of which represented more than 2.5% of net sales.



    Members of senior management have an average of 25 years experience in the industry and, prior to the Offering, own approximately 26% (fully diluted) of the Company. Eleven of the Company's senior managers previously held management positions at Avnet, the second largest distributor of electronic components in the world. The Company's Chairman, President and Chief Executive Officer, William C. Cacciatore, was previously Senior Vice President responsible for the Electronic Marketing and Electrical and Engineering groups of Avnet and a member of Avnet's Board of Directors.


INDUSTRY OVERVIEW

    Over the last 30 years, the electronics industry has grown significantly as a result of increased demand for products incorporating sophisticated electronic components, such as telecommunications and computer equipment. This industry growth has been matched by an increase in the number of products, component manufacturers and OEMs.

    The electronics distribution industry has become an increasingly important sales channel for the electronics industry because distributors can market component manufacturers' products to a broader range of OEMs than suppliers could economically serve with their direct sales forces. Historically, manufacturers of electronic components have sold directly to larger OEMs and relied upon distributors to serve smaller customers. Today, distributors have become more of an extension of component manufacturers' product delivery channel by providing value-added assembly services and technical support to customers, stocking sufficient local inventory to ensure timely delivery of components and managing customer credit. Distributors also work with OEMs to ensure that component manufacturers' products are designed into new products. This is particularly important because product innovations in the electronics industry often come from smaller, entrepreneurial companies.


    As component manufacturers have increasingly focused their sales efforts on the largest OEMs, and less on smaller customers, the distribution segment has increased its share of the electronic component market from an estimated 12% in 1970 to an estimated 30% today, according to an October 1994 financial analyst's report on Kent Electronics Corporation. The report estimates that approximately one-half of all electronic components are purchased by the top 100 customers and virtually all of these products are purchased directly from component manufacturers. The remaining electronic components are purchased by approximately 100,000 OEMs. These OEMs purchase products from both distributors and manufacturers, with smaller customers purchasing a greater proportion of their products from distributors.



    MARKET SIZE. According to the December 5, 1994 edition of ELECTRONIC NEWS, in 1994, the electronics distribution industry recorded approximately $16 billion in sales. Of these sales, the Company estimates that approximately $12 billion consisted of sales of semiconductors and computer related peripherals, which are not sold by the Company. The remaining $4 billion consisted of sales of interconnect (connectors, sockets), electromechanical (relays, switches) and passive (resistors, capacitors) components, which are marketed by the Company.


    TRENDS. A number of trends are affecting the electronic component distribution industry today. One of the most significant trends is that of consolidation. A series of mergers and acquisitions over the last ten years has created a number of very large distribution companies that have increasingly focused on their larger customers and on expanding international operations. As a result of this large customer focus, regional and specialty distributors have gained market share among small- and medium-sized OEMs. These smaller customers often require value-added assembly services, detailed technical information about available products, assistance in coordinating product design and engineering with materials resource planning, fast response to inventory availability inquiries, dependable on-time deliveries and other services.


    In addition to the consolidation of distributors, manufacturers are limiting the number of distributors through which they market their products in an effort to improve operating efficiency. Regional distributors must therefore demonstrate strong local market positions and client relationships when competing to obtain or retain top manufacturer franchises. Many of these distributors have made substantial efforts to expand local market share by emphasizing customer services, such as value-added assembly, just-in-time inventory management, automatic-replenishment and in-plant stores.


    Another key trend is the outsourcing of component assembly, which allows OEMs to enhance profitability by concentrating resources on product design, marketing and other core aspects of their business. By serving a variety of customers, distributors can often produce subassemblies more efficiently than many small- and medium-sized OEMs. The September 12, 1994 edition of OUTSOURCE MAGAZINE estimates that OEM outsourcing is now an $11 billion industry growing at an estimated 14.5% per annum.


BUSINESS STRATEGY

    The Company's objective is to improve its position as a leading specialty distributor and value-added assembler of interconnect, electromechanical and passive electronic components in the United States. In pursuing this objective, the Company does not intend to directly compete in the semiconductor or computer peripheral markets of the electronics distribution industry. The Company's strategy for achieving this objective is to increase operating leverage by expanding sales and improving operating efficiencies. To implement this strategy, the Company intends to:

    - PURSUE STRATEGIC ACQUISITIONS. The factors driving consolidation among large distributors are also prevalent in the specialty component distributor segment. These factors include the desire of manufacturers to sell through fewer distributors, the need for distributors to increase operating leverage and the desire of OEMs to satisfy component requirements with fewer vendors. The Company has been an active participant in this consolidation trend, with the Richey-Brajdas Merger in 1993 and the In-Stock Acquisition in 1994. Both transactions increased the Company's presence in the geographic markets it served and resulted in improved operating leverage from closing redundant facilities, combining sales forces and product marketing efforts, and reducing corporate overhead expenses. The Company will actively seek complementary acquisitions which through consolidation can add sales, profits, experienced personnel and a stronger Company presence in targeted markets. Management believes that acquisition opportunities will be available given that there are still more than 80 participants in the electronics distribution industry with annual revenues in excess of $10 million.


    - CAPITALIZE ON THE TREND TOWARD OUTSOURCING BY INCREASING SALES OF HIGHER-MARGIN, VALUE-ADDED ASSEMBLY SERVICES. As the trend toward outsourcing by OEMs of all sizes continues, the Company has the opportunity to provide additional value-added assembly services to its customer base. By offering small- and medium-sized OEMs the opportunity to purchase custom cable assemblies, battery packs and mechanical assemblies on a just-in-time basis, the Company permits its customers to reduce end-product costs, limit their investment in working capital and improve product quality. The Company can frequently provide these services at lower cost than customers would incur on their own, due to the Company's purchasing volume, large component inventories and efficient assembly operations, while earning higher gross margins than could be achieved by selling non-assembled components.

      Additionally, value-added assembly services enhance the Company's relationships with its customers, who come to rely upon the Company's expertise and efficiency in assembling key parts of their end products. Value-added assembly services increased from 16.8% of net sales in 1993 to 23.5% of net sales in 1994.



    - EXPAND GEOGRAPHIC COVERAGE TO ADJACENT MARKETS. The Company seeks to increase its geographic coverage by opening branches in metropolitan markets adjacent to the markets in which it currently operates. By first developing a sales and customer base in an adjacent market using personnel and facilities from an existing market, the Company can serve the new market as a "satellite" of the existing branch. To the extent a satellite location continues to grow, the Company can invest in personnel and facilities, as required, to establish a self-sufficient new branch while maintaining operating expense ratios similar to those experienced by existing branches. This approach, followed by the Company in Connecticut in 1994 and planned for Portland in 1995, lowers both the cost and risk associated with geographic expansion in a distribution business. By expanding in adjacent markets, the Company can gain additional operating leverage at its existing branches which would be unavailable to it in distant, unserved markets.


    - EXTEND EXISTING MARKET-SPECIFIC FRANCHISE AGREEMENTS ACROSS ALL MARKETS SERVED. The Company believes that it can increase sales volumes by obtaining authorized distribution franchises from key component manufacturers in each of its existing markets. Expanding the number of authorized locations in which the Company is franchised by key manufacturers allows the Company's sales force to fully market a more complete product offering to customers, obtaining larger average order sizes per customer contact. The Company can then decrease its transaction costs per item and per customer, leverage its inventories and optimize sales training, thereby lowering operating costs per dollar of sales.


    - FOCUS ON SMALL- AND MEDIUM-SIZED CUSTOMERS. While large, national distributors have been pushed by their cost structures and component manufacturers to pursue larger orders of commodity products from larger customers, the Company has maintained its focus on smaller OEMs. These smaller OEMs generally do not have the purchasing power to buy direct from manufacturers and frequently cannot be served on a cost-effective basis by large national distributors because they often require detailed technical and product assistance, while ordering a relatively small amount of electronic components. Consequently, they often rely on specialty, regional distributors, such as the Company. Historically, the Company has not experienced the level of gross margin pressure reported by larger distributors, as smaller customers have been willing to pay higher prices for products to receive additional services. Moreover, the Company believes that much of the growth experienced by the electronics industry is driven by the formation of, and innovation by, smaller, entrepreneurial OEMs, which continually provide a potential customer base for the Company.



    Fundamental to the success of the Company's strategy is a constant focus on lowering costs and improving customer service. The Company pursues opportunities to reduce operating expenses throughout the Company's business and tracks operating expenses as a percentage of sales on a daily basis. The Company emphasizes working capital management and ties product manager compensation to improved inventory efficiency. Management regularly reviews the performance of the Company's management information systems and employs cost-saving technological advances wherever possible. A Company-wide emphasis on quality, evidenced by its certification to the ISO 9002 standard, strengthens the loyalty of customers. The Company has met the certification requirements of the International Standards Organization for ISO 9002 certification by operating its Garden Grove and Los Angeles facilities in accordance with established, written procedures.


DISTRIBUTION AND SERVICES


    The Company distributes interconnect, electromechanical and passive electronic components used in the assembly and manufacturing of electronic equipment. Richey Electronics also provides its customers with a wide variety of value-added assembly services, which typically generate higher gross margins than traditional component distribution. These value-added assembly services consist of (i) component assembly, which is the assembly of components to manufacturer specifications and (ii) contract assembly, which is the assembly of cable assemblies, battery packs and mechanical assemblies to customer specifications. The

Company's value-added assembly services respond to an industry trend toward outsourcing in which purchasing, manufacturing and distribution functions are allocated to the most efficient provider. The Company believes that outsourcing represents a significant opportunity to expand sales, margins and operating profits.


    COMPONENT DISTRIBUTION. The distribution of interconnect, electromechanical and passive electronic components accounted for approximately 76.5% of the Company's net sales in 1994. These products include electronic connectors, wire, cable, relays, switches, motors, batteries, power supplies, resistors and potentiometers. The Company sources its products from such leading suppliers as AMP, Burndy, C&K, Delta, Deutsch, Dialight, Eaton, Grayhill, MicroSwitch, 3M, Molex, Panasonic, Panduit, Power General, Precicontact, Samtec, Sullins, TDK, TI Klixon and Wieland.


    VALUE-ADDED ASSEMBLY SERVICES. The electronics industry's trend toward the use of outside vendors to provide value-added assembly services represents a growth opportunity for the Company. Outsourcing offers OEMs the opportunity to invest financial resources in areas with higher returns, such as engineering and marketing. Additionally, the capital investment required to stay current in manufacturing technologies is beyond the financial capability of many smaller OEMs. By servicing a variety of such customers, the Company spreads such costs over a larger business base. Moreover, by integrating assembly services with extensive inventories, the Company is able to eliminate a large amount of shipping, handling and receiving costs from the process. For many OEMs, the Company is able to offer assembly services at a lower cost to the customer while producing higher margins for itself. The Company currently builds a variety of component assemblies, including cable, battery pack, switch and mechanical assemblies, wire harnesses, fan and motor assemblies, and provides engraving and molding services. The Company has increased its emphasis on higher-margin, value-added assembly services, which grew from $6.5 million or 20.7% of net sales in 1992 to $10.9 million or 16.8% of net sales in 1993 and to $21.2 million or 23.5% of net sales in 1994.


    The Company currently provides value-added assembly services from its Los Angeles, San Diego and San Jose, California facilities and from its Boston, Massachusetts facility. The Company is preparing its Dallas, Texas facility to begin providing these services.

SALES AND MARKETING

    The Company provides its customers with a wide range of products from a large number of component manufacturers. The Company believes that it has developed valuable long-term customer relationships and an in-depth understanding of its customers' needs and purchasing patterns. Richey Electronics serves a broad range of industrial, commercial and aerospace customers, none of which represented more than 2.5% of net sales in 1994.

    The Company's sales representatives are trained to identify their customers' electronic component requirements and to actively market the Company's entire product line to satisfy these needs. During the design process, sales representatives meet with the customers' engineers and designers to discuss their component needs and any design or procurement problems. The sales representatives suggest components that meet performance criteria, are cost effective and focus on specific problems. Through this approach, components carried by the Company are often incorporated into final product specifications.


    The Company had approximately 105 sales representatives as of December 31, 1994. The Company has sales offices in ten metropolitan markets throughout the United States. Sales representatives are compensated primarily by commission based on the gross profits obtained on their sales.


    The Company's local sales efforts are supported by a central marketing group, located at its headquarters in Garden Grove, California, which is responsible for identifying new suppliers and developing supplier relations, coordinating national advertising, negotiating supplier agreements and promoting new and existing product lines within the Company.

OPERATIONS

    DISTRIBUTION. The principal focus of the Company's distribution business is to provide its OEM customers with rapid and reliable deliveries of electronic components and a wide variety of related value-added assembly services. The Company utilizes a computerized system of inventory control to assist in marketing its products and to coordinate purchases from manufacturers. The Company's computer system provides detailed on-line information regarding the price and availability of the Company's entire stock of inventory, as well as on-line access to the inventories of several of the Company's major suppliers.


    After product price and availability are established, the system automatically places an order for shipment, or allocates inventory to the assembly operations, if so required. The system then instructs warehouse personnel to pull products for shipment and, via its locator system, informs them as to the location of the inventory. In order to optimize use of available warehouse space, the Company uses a random-access, multi-bin system whereby inventory is stored in the first available space.



    If  the order is scheduled  for delivery over an  extended period of time or requires inventory purchases to fulfill all or part of the customer's requirements, the system will inform the product management team, via a buy action report, that action must be taken. The product manager makes the appropriate buying decision which is forwarded, in most cases, by electronic purchase order to component manufacturers.



    Approximately 80% of the inventory is stored in the Company's centralized distribution facility in Los Angeles; the remaining 20% of the inventory is stored locally in the Company's regional facilities in Boston, San Diego and San Jose. The Company constantly reviews inventories in an effort to maximize inventory turnover and customer service. The Company believes its turnover ratios (4.9x for 1994) compare favorably with the industry average for interconnect, electromechanical and passive component inventories.


    VALUE-ADDED ASSEMBLY SERVICES. The Company offers a wide variety of value-added assembly services, including component assemblies, cable and harness assemblies, battery packs and other related electromechanical subassemblies. After a customer's assembly order is taken, the inventory requirements are automatically routed, via the computer system, to the warehouse facilities. The system tracks the order through the entire assembly process, including final inspection and shipment to the customer. The Company conducts stringent quality control tests in-line during assembly, and also conducts physical, mechanical and electrical tests at the conclusion of the assembly process.

COMPONENT MANUFACTURERS


    The Company's base of manufacturers has increased significantly over the past four years. Presently, the Company has non-exclusive franchise
(distribution) agreements with approximately 75 component manufacturers, including AMP, Burndy, C&K, Delta, Deutsch, Dialight, Eaton, Grayhill, Microswitch, 3M, Molex, Panasonic, Panduit, Power General, Precicontact, Samtec, Sullins, TDK, TI Klixon and Wieland. Management believes that it has one of the strongest product offerings, or line cards, in the markets it serves. The Company believes that it is the only distributor in the United States which represents six of the world's seven largest connector manufacturers, who together control 85% of the global connector market.



    For the year ended December 31, 1994, the Company's top five suppliers accounted for approximately 36% of net sales, although no single manufacturer accounted for more than 11% of net sales. There can be no assurance that the loss of any one of the Company's larger suppliers would not have a material adverse impact on its business. See "Investment Considerations -- Dependence on Key Suppliers."



    The Company generally purchases products from manufacturers pursuant to franchise agreements. Being a local authorized distributor is a valuable marketing tool for the Company because customers receive warranty benefits and support from the component manufacturer when they purchase products from Richey Electronics. As an authorized distributor, the Company provides customers a benefit from the marketing and engineering support available from the Company's manufacturers, which assists the Company in closing sales and attracting new customers.


    Most of the Company's franchise agreements are cancelable by either party, typically upon 30 to 90 days' notice. These agreements typically provide for price protection, stock rotation privileges and the right to return certain inventory if the agreement is canceled. Price protection is typically in the form of a credit to the distributor for any inventory in the distributor's possession for which the manufacturer reduces its prices. Stock rotation privileges typically allow the Company to exchange inventory in an amount up to 5% of a prior period's purchases. Upon termination of a franchise agreement, the right of return typically requires the manufacturer to repurchase the Company's inventory at the Company's adjusted purchase price. If the Company terminates the franchise agreement, there is typically a 10% to 15% restocking charge. The Company believes that the provisions of these franchise agreements should generally reduce the Company's exposure to significant inventory losses, although there can be no assurance that the Company will not experience significant inventory losses.

COMPETITION


    The electronics distribution industry is highly competitive, primarily with respect to price and product availability. The Company believes that breadth of product line, level of technical expertise and quality of service are also particularly important to small- and medium-sized customers. The Company competes with large national distributors such as Arrow and Avnet, as well as regional and specialty distributors, many of whom distribute the same or competitive products. Many of the Company's competitors have significantly greater assets and greater financial and personnel resources than those of the Company.



    In 1994, total North American sales in the electronic components distribution industry (including semiconductors and computer related peripherals) were approximately $16 billion, of which the top 25 distributors had sales of approximately $13 billion. The Company was ranked as the 24th largest electronic components distributor in the United States by ELECTRONIC NEWS in its December 5, 1994 edition. Within the interconnect, electromechanical and passive electronic components markets in which the Company competes, it is ranked considerably higher. Richey Electronics ranked 11th in the connector market and 14th in the electromechanical/passive market by ELECTRONIC BUSINESS BUYER in its April 1994 edition.



    The Company encounters some competition from products manufactured abroad and distributed domestically. Such foreign manufactured products are often sold at prices below the Company's prices for comparable products. The Company competes by providing its customers with reliable, rapid delivery of products that meet strict quality control standards. See "Investment Considerations -- Competition and Industry Consolidation."


EMPLOYEES


    The Company had approximately 475 employees as of December 31, 1994. Approximately 75 of the Company's employees are corporate personnel involved in production management, finance, quality control or senior management. Another 50 employees work in the Company's Los Angeles, Boston and branch warehouses; 175 individuals are employed in branch sales and marketing efforts and 175 persons are employed on a full-time or on-call basis in value-added assembly services. There are no collective bargaining contracts covering any of the Company's employees. The Company believes its relationship with its employees is satisfactory.


PROPERTIES

    The Company leases all facilities used in its business. The Company's headquarters are located in Garden Grove, California in an office comprising approximately 15,500 square feet. This facility is in the process of being expanded to approximately 21,000 square feet in the first quarter of 1995. Most of the Company's inventory is consolidated and shipped from a warehouse in Los Angeles, California, comprising approximately 34,500 square feet. The Company plans to expand this facility to approximately 55,000 square feet during 1995. Approximately 12,000 square feet of the Los Angeles warehouse facility is currently dedicated to value-added assembly services. During 1995, the Company plans to expand to 20,000 square feet the area dedicated to value-added assembly services. The Company's Boston, Massachusetts facility, comprising approximately 23,000 square feet, holds most of the Company's remaining inventory. Approximately 6,000 square feet is dedicated to value-added assembly services in the Boston facility. The Company also leases space for its other facilities which range in size from approximately 1,000 square feet to 15,000 square feet. The Company believes its facilities are suitable for their uses and are, in general, adequate for the Company's current needs. The Company believes that lease extensions or replacement space may be obtained for all of its leased facilities upon the expiration of the current lease terms, in most cases at rates which are not materially higher than those currently in effect.

LEGAL PROCEEDINGS

    There are no material legal proceedings pending, or, to the knowledge of management, threatened against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information concerning the current directors and executive officers of the Company.


           NAME               AGE                               POSITION
---------------------------   ---   -----------------------------------------------------------------
William C. Cacciatore......   60    Chairman, President and Chief Executive Officer
C. Don Alverson............   59    Executive Vice President -- Sales, Director
Norbert W. St. John........   63    Executive Vice President -- Marketing, Director
Richard N. Berger..........   44    Vice President, Chief Financial Officer and Secretary
Charles W. Mann............   54    Vice President -- Value-Added Services
William Class..............   48    Vice President and General Manager, Northern California region
Greg A. Rosenbaum(1).......   42    Assistant Secretary, Director
Donald I. Zimmerman(1)(2)..   55    Director
Thomas W.                     36    Director
 Blumenthal(1)(2)..........
Edward L. Gelbach(2).......   63    Director

-------------------

(1)  Member, Audit Committee of the Board of Directors.

(2)  Member, Compensation Committee of the Board of Directors.



    WILLIAM C. CACCIATORE has served as the Company's Chairman of the Board, President and Chief Executive Officer since April 1993. Mr. Cacciatore also served as Chairman, President and Chief Executive Officer of RicheyImpact from December 1990 until April 1993. From March 1985 through December 1990, Mr. Cacciatore was employed as a business consultant to the electronics industry. Mr. Cacciatore was employed by Avnet and its predecessor companies from May 1967 to April 1985, ultimately as Senior Vice President of the Electronic Marketing and Electrical and Engineering groups of Avnet. Mr. Cacciatore was also a member of the Board of Directors of Avnet from 1981 to 1983.



    C. DON ALVERSON has been a director of the Company and has served as Executive Vice President -- Sales since October 1993. From April 1993 to October 1993, Mr. Alverson was the Executive Vice President -- Sales and Marketing. Mr. Alverson also served as Executive Vice President -- Sales and Marketing for RicheyImpact from December 1990 until April 1993. Mr. Alverson was the General Manager for the southern California operations of Bell Industries, an electronics distributor, from July 1990 until December 1990. From October 1988 through July 1990, Mr. Alverson was employed as a business consultant. Mr. Alverson was employed by Avnet and its predecessor companies from October 1965 to October 1986, ultimately as Senior Vice President, Area Director.



    NORBERT W. ST. JOHN has been a director of the Company and has served as the Company's Executive Vice President -- Marketing since October 1993. Mr. St. John served as the Executive Vice President -- Operations of the Company from April 1993 to October 1993. Mr. St. John also served as Executive Vice President -- Operations for RicheyImpact from December 1990 until April 1993. From June 1990 until December 1990, Mr. St. John was a general manager of Arrow. Mr. St. John was Vice President responsible for southern California market operations for Hall-Mark Electronics Corporation, an electronics distributor, from October 1983 through November 1989. Mr. St. John was employed by Avnet and its predecessor companies from January 1963 to October 1983, ultimately as Senior Vice President, General Manager, Hamilton Electro Sales.



    RICHARD N. BERGER has served as the Company's Vice President, Chief Financial Officer and Secretary since April 1993. Mr. Berger was the Director of Finance and Administration for RicheyImpact from March 1992 until April 1993. From August 1989 until March 1992, Mr. Berger was a private investor. Mr. Berger was employed by Avnet and its predecessor companies in various financial positions from August 1973 until August 1989, the last three years as Vice President of Finance and Controller of the Electronic Marketing group of Avnet.


    CHARLES W. MANN has served as the Company's Vice President -- Value-Added Services since October 1993. Mr. Mann has been responsible for value-added services since April 1993. Mr. Mann was also responsible for value-added services for RicheyImpact from April 1991 to April 1993. From April 1988 to April 1991, Mr. Mann served as Vice President for the western region of Panduit Corporation, an electronics manufacturer.


    WILLIAM CLASS has been a Vice President and the General Manager of the Northern California region since March 1994. From April 1993 until March 1994, Mr. Class was the General Manager of the Northern California region. Mr. Class was also the General Manager of the Northern California region for RicheyImpact from December 1991 until April 1993. Mr. Class was the Vice President of Harper SID, a division of Avnet, from April 1990 until December 1991.


    GREG A. ROSENBAUM has been a director of the Company since April 1993 and has served as the Company's Treasurer from April 1993 through February 1995 and as Assistant Secretary since April 1993. Mr. Rosenbaum served as the Treasurer and as Assistant Secretary of RicheyImpact from December 1990 until April 1993. Mr. Rosenbaum has been President of Palisades Associates, Inc. ("Palisades"), a merchant banking and consulting company, since 1989. Mr. Rosenbaum is a director of Varlen Corporation, a diversified manufacturer of precision components for the transportation and laboratory equipment markets.


    DONALD I. ZIMMERMAN has been a director of the Company since April 1993. Since 1973, Mr. Zimmerman has been President of Barclay and Company, Inc. ("Barclay"), an import/export company doing business with the Far East as well as holding real estate investments and operating companies in the United States. Mr. Zimmerman served as President, Chief Executive Officer and Chairman of the Board of Brajdas from 1985 until April 1993 and as Chief Financial Officer of Brajdas from September 1992 until April 1993.

    THOMAS W. BLUMENTHAL has been a director of the Company since May 1994. Mr. Blumenthal has been an Investment Analyst for The Baupost Group, Inc. since June 1993. Mr. Blumenthal was employed in the corporate finance department of Dean Witter Reynolds Inc. from October 1986 through May 1993, serving as a managing director from December 1989 through May 1993. Mr. Blumenthal is a director of Data Documents Holdings, Inc. and The Oberto Sausage Company.


    EDWARD L. GELBACH has been a director of the Company since October 1993. Mr. Gelbach served as a director of RicheyImpact from December 1990 through April 1993. From 1989 until the present, Mr. Gelbach has been a private investor. Mr. Gelbach was employed as a Senior Vice President of Intel Corporation from 1971 through 1989. Mr. Gelbach was also a member of Intel's Board of Directors from 1974 until 1989. Mr. Gelbach is a director of Bell Microproducts, a distributor of high technology semiconductor and computer products.


BOARD OF DIRECTORS COMMITTEES AND COMPENSATION


    The Board of Directors has appointed two committees: the Audit Committee and the Compensation Committee. The members of the Audit Committee are Messrs. Blumenthal, Rosenbaum and Zimmerman. Responsibilities of the Audit Committee include reviewing financial statements and consulting with the independent auditors concerning the Company's financial statements, accounting and financial policies and internal controls and reviewing the scope of the independent auditors' activities and fees. The members of the Compensation Committee are Messrs. Blumenthal, Gelbach and Zimmerman. The Compensation Committee is responsible for reviewing and approving, within its authority, compensation, benefits, training and other human resource policies. The Company has no standard arrangements pursuant to which directors of the Company are compensated for any services provided as a director, except that the Company provides a $15,000 annual retainer for each outside director of the Company. Directors are eligible to participate in the Company's stock option plan. See "-- Stock Option Plan."

EXECUTIVE COMPENSATION


    The following table sets forth the compensation earned by the Company's Chief Executive Officer and each of the top four executive officers of the Company (the "Named Executive Officers") whose aggregate cash and cash equivalent compensation exceeded $100,000 with respect to the year ended December 31, 1994. Compensation through April 6, 1993 reflects compensation earned as an employee of RicheyImpact.


                           SUMMARY COMPENSATION TABLE


                                                                                                          LONG-TERM
                                                                                                        COMPENSATION
                                                                                                        -------------
                                                                                  ANNUAL COMPENSATION    SECURITIES
                                                                                 ---------------------   UNDERLYING
NAME AND PRINCIPAL POSITION                                             YEAR       SALARY      BONUS       OPTIONS
--------------------------------------------------------------------  ---------  ----------  ---------  -------------
William C. Cacciatore                                                      1994  $  230,000  $  91,241       14,723
   Chairman, President and Chief                                           1993     203,602     89,375       --
   Executive Officer                                                       1992     199,231     70,000       --
C. Don Alverson                                                            1994  $  125,000  $  49,588       14,723
    Executive Vice President -- Sales                                      1993     112,165     48,625       --
                                                                           1992     109,616     37,500       --
Norbert W. St. John                                                        1994  $  125,000  $  49,588       14,723
    Executive Vice President -- Marketing                                  1993     112,165     48,625       --
                                                                           1992     109,616     37,500       --
Richard N. Berger                                                          1994  $  100,000  $  39,670       44,170
    Vice President, Chief Financial Officer                                1993      85,261     34,640       --
    and Secretary                                                          1992      45,692     --           --
Charles W. Mann                                                            1994  $   95,000  $  38,141       44,170
    Vice President -- Value-Added Services                                 1993      81,538     20,493       --
                                                                           1992      70,000     10,000       --


    The following table sets forth certain information with respect to stock options granted during 1994 to the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR
                               INDIVIDUAL GRANTS


                                           NUMBER OF     PERCENT OF
                                          SECURITIES    TOTAL OPTIONS                                   POTENTIAL
                                          UNDERLYING     GRANTED TO      EXERCISE                  REALIZABLE VALUE(4)
                                            OPTIONS     EMPLOYEES IN     PRICE PER   EXPIRATION   ----------------------
                  NAME                    GRANTED(1)       1994(2)         SHARE       DATE(3)        5%         10%
----------------------------------------  -----------  ---------------  -----------  -----------  ----------  ----------
William C. Cacciatore...................      14,723           6.49%     $    6.00      6/16/04   $   55,550  $  140,781
C. Don Alverson.........................      14,723           6.49           6.00      6/16/04       55,550     140,781
Norbert W. St. John.....................      14,723           6.49           6.00      6/16/04       55,550     140,781
Richard N. Berger.......................      44,170          19.48           6.00      6/16/04      166,653     422,354
Charles W. Mann.........................      44,170          19.48           6.00      6/16/04      166,653     422,354

-------------------
(1) These options were granted pursuant to the Company's 1992 Stock Option Plan. One-quarter of the total number of options granted are exercisable on the first anniversary of the option grant date and thereafter, an additional one-quarter of the total number of options granted are exercisable on each of the second, third and fourth anniversaries of the option grant. See "-- Stock Option Plan."

(2) In 1994, the Company granted a total of 226,737 options under the Company's 1992 Stock Option Plan. This number was used in calculating the percentages above.

(3) The options granted under the Company's 1992 Stock Option Plan generally expire on the earliest of (a) the tenth anniversary of the date of grant,
     (b) three months after the optionee's termination of

     employment from the Company or an affiliate, (c) twelve months after the optionee's termination of employment from the Company or an affiliate in the case of retirement or permanent and total disability or (d) eighteen months after the death of the optionee if death occurs while the optionee is employed by the Company or an affiliate or within three months after the optionee's termination of employment with the Company or an affiliate. See
     "-- Stock Option Plan."

(4)  Potential   realizable  value  at  assumed  annual  rates  of  stock  price appreciation for  option term.  The  assumed 5%  and  10% annual  rates  of appreciation  over the term of the options are set forth in accordance with rules and regulations  adopted by  the Securities  and Exchange  Commission
     (the  "Commission") and  do not represent  the Company's  estimate of stock price appreciation.



    The following table sets forth certain information with respect to unexercised options to purchase the Common Stock held by the Company's Named Executive Officers on December 31, 1994. There were no stock options exercisable during 1994.


                       FISCAL YEAR-END OPTION VALUE TABLE

                                                                 NUMBER OF SECURITIES
                                                                UNDERLYING UNEXERCISED             VALUE OF UNEXERCISED
                                                                   OPTIONS HELD AT                 IN-THE-MONEY OPTIONS
                                                                  DECEMBER 31, 1994            AT DECEMBER 31, 1994 ($)(1)
                                                            ------------------------------  ----------------------------------
                           NAME                               EXERCISABLE    UNEXERCISABLE    EXERCISABLE      UNEXERCISABLE
----------------------------------------------------------  ---------------  -------------  ---------------  -----------------

William C. Cacciatore.....................................        --              14,723          --                --
C. Don Alverson...........................................        --              14,723          --                --
Norbert W. St. John.......................................        --              14,723          --                --
Richard N. Berger.........................................        --              44,170          --                --
Charles W. Mann...........................................        --              44,170          --                --

-------------------
(1) Options are "in-the-money" at fiscal year-end if the fair market value of the underlying securities on such date exceeds the exercise or base price of the option. The amounts set forth represent the difference between the closing price of the Company's Common Stock on December 30, 1994 and the exercise price of the options, multiplied by the applicable number of options.


    EMPLOYMENT AGREEMENTS. The Company has entered into an employment agreement with each of Messrs. Cacciatore, Alverson, Berger and St. John, providing for a minimum employment period of four years beginning April 6, 1993. Messrs. Cacciatore, Alverson, Berger and St. John are each referred to herein as the "Employee." Pursuant to his employment agreement, Mr. Cacciatore is currently entitled to an annual base salary of $245,000, subject to upward adjustment as approved by the Compensation Committee of the Board of Directors. Messrs. Alverson and St. John are each currently entitled to an annual base salary of $150,000, subject to upward adjustment as approved by the Compensation Committee of the Board of Directors. Mr. Berger is entitled to an annual base salary of $115,000, subject to upward adjustment as approved by the Compensation Committee of the Board of Directors. Each Employee is also eligible to participate in the Company's bonus plan and all other benefits available to senior management employees of the Company as approved by the Compensation Committee of the Board of Directors. The Company may terminate each Employee's employment at any time with or without cause and each Employee may terminate his employment for "good reason" (which generally includes any diminution of compensation, benefits or responsibility, as well as a material breach of the agreement by the Company). If any Employee's employment is terminated without cause by the Company (or for "good reason" by such Employee), such Employee will be entitled to receive, in addition to the pro rata portion of the base salary theretofore earned but unpaid, a bonus for the year of termination and an amount equal to the greater of (i) twelve months' base salary plus bonus or (ii) the base salary plus bonus that would have been paid had his employment continued for the balance of the employment period less one year. Each Employee's employment agreement contains a two-year "evergreen" provision pursuant to which the employment period will automatically be extended for consecutive periods of two years unless the Company gives such Employee written notice, no later than 180 days prior to the expiration of the then applicable employment period, that employment will terminate upon the expiration of that period. If the employment period is so extended by two years, then, if such Employee's employment is terminated without cause by the Company (or for "good reason" by such Employee), such

Employee will be entitled to receive, in addition to such pro rata portion of base salary and such bonus an amount equal to the greater of (i) twelve months' base salary plus bonus or (ii) the base salary plus bonus for the remaining employment period, plus any such additional two-year period for which the notice date has passed.



    BONUS PLAN. The Company has adopted a bonus plan which provides certain key employees with annual performance bonuses. These bonuses are calculated as a percentage of the employee's base salary, using various measures of individual and overall Company performance, including earnings before adjustments for interest, taxes and certain other items, as well as management of accounts payable, accounts receivable and inventories. Bonuses are accrued monthly and paid at the direction of the Compensation Committee of the Board of Directors.



    401(K) PLANS. The Company has adopted a defined contribution plan (the "401(k) Plan") covering employees at least 21 years of age, who have completed at least three months of service in which such employee has been paid for 250 hours of service. Pursuant to the 401(k) Plan, eligible employees may make salary deferred (before tax) contributions of up to 15% of their total compensation (including salary, commission and bonuses) per plan year up to a specified maximum contribution, as determined by the IRS. At this time there is no employer matching option. Employees may invest their contributions in any one of three investment funds.


    The Company also maintains a qualified profit sharing and savings plan with discretionary employer matching and profit sharing contribution provisions. Under this plan, an employee's interest in the value of any employer contributions vests based on the number of years of service, fully vesting after seven years of service. Employees may invest funds under the rules established by the plan's administrator.


    STOCK APPRECIATION RIGHTS PLAN. The Company has a Stock Appreciation Rights Plan, which it has no current intention of utilizing.



    STOCK OPTION PLAN. In 1992, Brajdas adopted the 1992 Stock Option Plan (the "1992 Stock Option Plan") providing for the granting of options to employees, directors and consultants of the Company and its affiliates. The 1992 Stock Option Plan provides for the granting of Incentive Stock Options ("ISOs") as that term is used in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), as well as for the granting of Supplemental Stock Options ("SSOs") which do not qualify as incentive stock options under the Code. The 1992 Stock Option Plan is administered by the Board or by a committee composed of not fewer than two disinterested directors of the Company (the "Committee"). The Board or the Committee determines from time to time which of the persons eligible under the 1992 Stock Option Plan shall be granted options, when and how the options shall be granted, whether such options shall be ISOs or SSOs and the provisions of each of the options (which need not be identical), subject to the restrictions set forth in the 1992 Stock Option Plan. ISOs may be granted only to employees (including officers) of the Company and its affiliates while SSOs may be granted to employees (including officers) and directors of, or consultants to, the Company and its affiliates.



    The exercise price of each ISO shall not be less than one hundred percent (100%) of the fair market value of the stock subject to the option on the date the option was granted and the exercise price of any SSO shall not be less than eighty-five percent (85%) of the fair market value of the stock subject to the option on the date the option was granted. Generally, an option shall terminate three months after termination of the optionee's employment or relationship as a consultant to, or director of, the Company or its affiliates, and an option shall not be transferable except by will or the laws of descent and distribution (although an SSO may also be transferred pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder).



    As of March 1, 1995, a total of 226,737 options have been granted, none of which has been exercised and none of which is presently exercisable. These options are held by ten persons, are exercisable at $6.00 per share and remain exercisable for ten years from the date of grant, subject to certain conditions. The outstanding options vest and become exercisable in annual installments of 25% over four years beginning on the first anniversary of the date of grant which was June 16, 1994.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    The Company has a compensation committee, of which Edward L. Gelbach, Thomas
W. Blumenthal and Donald I. Zimmerman are members. Included in the discussion below is certain information regarding certain relationships and related transactions involving Messrs. Gelbach and Zimmerman, as well as other members of the Company's Board of Directors, principal stockholders and their respective affiliates.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


    The Company's long-term debt includes a 10% senior subordinated note issued to Barclay Financial Group ("BFG"), a limited partnership in which Barclay is the sole general partner, in April 1993 pursuant to the Richey-Brajdas Merger. Donald I. Zimmerman, a director of the Company, is President and a significant shareholder of Barclay. The principal amount of the note due to BFG was originally $8.0 million and the note bears interest at an annual rate of 10%, payable quarterly commencing on July 1, 1993. Mandatory principal payments must be at least $500,000 per year after March 1, 1995, with a final maturity on March 1, 2000. In April 1993 and March 1994, the Company paid approximately $1.0 million and $3.0 million of principal, respectively, under the note, and on or about March 31, 1995, the Company will pay $1.6 million of principal. The Company plans to use proceeds of the Offering to redeem the note.



    In connection with the series of transactions leading up to the Richey-Brajdas Merger, "piggyback" and demand registration rights were granted to BRJS Investment Holding Corp., a California corporation ("BRJS"), pursuant to a Registration Rights Agreement dated April 2, 1993. When BRJS merged into the Company on November 18, 1993, the rights were automatically assigned to Barclay. The rights become effective in May 1996 with respect to 1,142,857 shares.



    The Company and Palisades are parties to a Service and Management Agreement (the "Management Agreement") pursuant to which Palisades provides services to the Company, related to financial and administrative management, employee benefits and acquisitions. Greg A. Rosenbaum, a director of the Company, is President of Palisades. Effective March 1, 1995, Palisades' management fee was increased to $175,000 per year. The Management Agreement terminates December 31, 1997. The Management Agreement contains a two-year "evergreen" provision pursuant to which the term will be automatically extended for consecutive two-year periods unless the Company gives Palisades written notice, no later than ninety days prior to the expiration of the then applicable term, that the Management Agreement will terminate upon expiration of the then applicable term. Saunders Capital Group, Inc. ("Saunders Capital") was also a party to the Management Agreement until January 2, 1995. During 1994, each of Palisades and Saunders Capital received approximately $125,000 for services provided to the Company pursuant to the Management Agreement. Pursuant to a Modification Agreement dated as of January 2, 1995, Saunders Capital's obligations to provide management services to the Company were terminated and Saunders Capital was paid a termination fee of $65,000. Robert S. Saunders, a principal of Saunders Capital, was a director of the Company until May 1994.



    The Company's debt includes $1.2 million of 12% junior subordinated notes issued to former RicheyImpact stockholders, with interest payable semiannually in January and July. The notes terminate on March 2, 2000. The notes were issued in connection with the Richey-Brajdas Merger. The Company plans to use proceeds of the Offering to redeem the notes. The holders of the notes include but are not limited to the following: (i) C. Don Alverson, Executive Vice President -- Sales and a director of the Company; (ii) William C. Cacciatore, Chairman, President and Chief Executive Officer of the Company; (iii) Edward L. Gelbach, a director of the Company; (iv) Palisades Associates, Inc., of which Greg A. Rosenbaum, who is Assistant Secretary and a director of the Company, is President; (v) Saunders Capital, in which Robert S. Saunders, a former director of the Company, has a significant interest; (vi) Greg A. Rosenbaum, as Custodian for Eli S. Rosenbaum, Elliott J. Rosenbaum and Eve H. Rosenbaum, his children;

(vii) Norbert W. St. John, Executive Vice President -- Marketing and a director of the Company; and (viii) Robert S. Saunders, a former director of the Company, and his spouse, Heidi R. Saunders. The principal amount of each note is as follows:

                                                                              PRINCIPAL AMOUNT
NAME                                                                              OF NOTES
----------------------------------------------------------------------------  ----------------
C. Don Alverson.............................................................   $   174,186.25
William C. Cacciatore.......................................................       248,837.50
Edward L. Gelbach...........................................................       124,418.75
Palisades Associates, Inc. and Eli S., Elliott J. and Eve H. Rosenbaum......       174,186.25
Norbert W. St. John.........................................................       149,302.50
Saunders Capital, Robert S. and Heidi R. Saunders...........................        99,535.75

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth, as of March 1, 1995, (i) each person known to the Company to own more than 5% of the outstanding shares of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's Named Executive Officers, (iv) all directors and executive officers of the Company as a group and (v) each Selling Stockholder. The number of shares beneficially owned by each director and executive officer is determined under rules of the Commission, and such information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.



                                                                               SHARES SUBJECT       OWNERSHIP AFTER
                                                       SHARES BENEFICIALLY           TO              OFFERING AND
                                                         OWNED PRIOR TO        OVER-ALLOTMENT       OVER-ALLOTMENT
                                                            OFFERING             OPTION(1)             OPTION(1)
5% STOCKHOLDERS,                                     -----------------------  ----------------  -----------------------
DIRECTORS AND EXECUTIVE OFFICERS                       NUMBER      PERCENT         NUMBER         NUMBER      PERCENT
---------------------------------------------------  ----------  -----------  ----------------  ----------  -----------
William C. Cacciatore..............................     578,020        9.81%         --            578,020        6.50%
C. Don Alverson....................................     404,614        6.87%         --            404,614        4.55%
Norbert W. St. John(2).............................     346,812        5.89%         --            346,812        3.90%
Greg A. Rosenbaum(3)...............................     394,612        6.70%         30,000        364,612        4.10%
Donald I. Zimmerman(4).............................   1,778,178       30.19%        150,000      1,628,178       18.32%
Thomas W. Blumenthal...............................     104,044        1.77%         --            104,044        1.17%
Edward L. Gelbach(5)...............................     289,010        4.91%         30,000        259,010        2.91%
Richard N. Berger..................................      --          --              --             --          --
Charles W. Mann....................................      --          --              --             --          --
Barclay and Company, Inc.
  300 Drakes Landing Road
  Suite 100
  Greenbrae, California 94904(6)...................   1,578,179       26.80%        150,000      1,428,179       16.07%
Deborah Levy
  c/o Barclay and Company, Inc.
  300 Drakes Landing Road
  Suite 100
  Greenbrae, California 94904(7)...................   1,578,179       26.80%        150,000      1,428,179       16.07%
Saul Levy
  c/o Barclay and Company, Inc.
  300 Drakes Landing Road
  Suite 100
  Greenbrae, California 94904(8)...................     623,863       10.59%         --            623,863        7.02%

                                                                               SHARES SUBJECT       OWNERSHIP AFTER
                                                       SHARES BENEFICIALLY           TO              OFFERING AND
                                                         OWNED PRIOR TO        OVER-ALLOTMENT       OVER-ALLOTMENT
                                                            OFFERING             OPTION(1)             OPTION(1)
5% STOCKHOLDERS,                                     -----------------------  ----------------  -----------------------
DIRECTORS AND EXECUTIVE OFFICERS                       NUMBER      PERCENT         NUMBER         NUMBER      PERCENT
---------------------------------------------------  ----------  -----------  ----------------  ----------  -----------
First Investment Group
  c/o Barclay and Company, Inc.
  300 Drakes Landing Road
  Suite 100
  Greenbrae, California 94904(9)...................     572,435        9.72%         --            572,435        6.44%
Palisades Associates, Inc.
  9140 Vendome Drive
  Bethesda, Maryland 20817(3)......................     325,252        5.52%         --            325,252        3.66%
Benjamin Fishoff
  c/o Barclay and Company, Inc.
  300 Drakes Landing Road
  Suite 100
  Greenbrae, California 94904......................     298,192        5.06%         --            298,192        3.35%
All directors and executive officers as group (10
  persons).........................................   3,895,290       66.14%        210,000      3,685,290       41.46%

OTHER SELLING STOCKHOLDERS
---------------------------------------------------
Eli S. Rosenbaum(10)...............................      23,120       *              10,000         13,120       *
Elliott J. Rosenbaum(10)...........................      23,120       *              10,000         13,120       *
Eve H. Rosenbaum(10)...............................      23,120       *              10,000         13,120       *
Barry & Barbara J. Rosenbaum.......................     105,604        1.79%         30,000         75,604       *
Saunders Capital, Inc.(11).........................      16,186       *               5,000         11,186       *
Robert S. Saunders(11).............................     123,697        2.10%         10,000        113,697        1.28%
Richard L. Wellek(12)..............................     288,996        4.91%         30,000        258,996        2.91%


-------------------
 *  Less than one percent.

 (1) Assumes Underwriters' over-allotment option is exercised in full. See "Underwriting."

 (2) Such shares are owned indirectly as Trustee for The Norbert W. St. John Trust.


 (3) Includes 325,252 shares which are owned by Palisades. Mr. Rosenbaum, a director of the Company, owns 60% of Palisades with his wife, who owns 40% of Palisades. Mr. Rosenbaum may be deemed to beneficially own the shares owned by Palisades. Also includes the following: (a) 23,120 shares which are held as Custodian for Eli S. Rosenbaum; (b) 23,120 shares which are held as Custodian for Elliott J. Rosenbaum; and (c) 23,120 shares which are held as Custodian for Eve H. Rosenbaum. Mr. Rosenbaum has sole voting and dispositive power as to these shares held as custodian for his children. See footnote (10) below.


 (4) Mr. Zimmerman owns 199,999 shares directly. Includes 1,578,179 shares owned by Barclay. Mr. Zimmerman, a director of the Company, is President of Barclay and owns 23% of Barclay, and may therefore be deemed to beneficially own the shares owned by Barclay. The shares subject to over-allotment option are owned by Barclay.

 (5) Such shares are owned indirectly as Trustee for The Edward L. Gelbach 1987 Trust.

 (6) See footnote (4).

 (7) Includes 1,578,179 shares owned by Barclay. Ms. Levy owns approximately 61.37% of Barclay, and may therefore be deemed to beneficially own the shares owned by Barclay. The shares subject to over-allotment option are owned by Barclay.

 (8) Includes 572,435 shares which are held indirectly by virtue of Mr. Levy's sole ownership of First Investment Group.

 (9) See footnote (8).

(10) Such shares are held by Greg A. Rosenbaum, as Custodian. Mr. Rosenbaum has sole voting and dispositive power as to these shares held as custodian for each of his children. See footnote (3).

(11) Includes 16,186 shares which are owned by Saunders Capital. Mr. Saunders, a former director of the Company, owns 50% of Saunders Capital. Mr. Saunders may be deemed to beneficially own the shares owned by Saunders Capital.

(12) Such shares are owned indirectly as Trustee under Agreement dated February 11, 1987 f/b/o Richard Lee Wellek Revocable Trust.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK


    The Company has 30,000,000 authorized shares of the Common Stock, $0.001 par value, of which 5,889,341 shares were issued and outstanding as of March 23, 1995. Holders of the Common Stock are entitled to one vote per share on all matters requiring stockholder action. The Company's Restated Certificate of Incorporation does not permit cumulative voting for the election of directors. The holders of the Common Stock have no preemptive or other subscription rights and there are no redemption, sinking fund or conversion privileges applicable thereto. The holders of the Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. All outstanding shares of the Common Stock are fully paid and non-assessable.


PREFERRED STOCK


    The Company has 10,000 authorized shares of preferred stock, $0.001 par value, none of which was issued and outstanding as of March 23, 1995. The Company's Restated Certificate of Incorporation permits the terms, rights and preferences of any preferred stock issued in the future, including dividend rates, voting rights, redemption prices, maturity dates, liquidation preference and similar matters, to be determined by the Company's Board of Directors at the time such issuance is approved. Management does not presently know whether any shares of preferred stock will actually be issued or, if issued, what the terms, rights and preferences thereof will be. Under the Delaware General Corporation Law ("Delaware Law"), however, the holders of such preferred stock will not have any preemptive rights with respect to any future issuance of shares of the Common Stock or preferred stock, unless the Company's Restated Certificate of Incorporation is amended to provide for such rights.


CERTAIN CERTIFICATE OF INCORPORATION AND STATUTORY PROVISIONS


    LIMITATIONS OF LIABILITY OF DIRECTORS. The Company's Restated Certificate of Incorporation includes a provision eliminating director liability to the fullest extent permissible under Delaware Law, as such law currently exists or as it may be amended in the future. Delaware corporations are permitted to adopt provisions in their certificates of incorporation eliminating the monetary liability of directors for certain breaches of duty. Such provisions are subject to exceptions, as described below.



    Under Delaware Law, a Delaware corporation may include a provision in its certificate of incorporation which eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such a provision may not eliminate or limit a director's liability for (i) breaches of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) transactions in which a director receives an improper personal benefit.



    DELAWARE ANTI-TAKEOVER LAW. Section 203 of Delaware Law prohibits a publicly held Delaware corporation from engaging in certain "business combinations" with an "interested stockholder" for three years following the date that a person becomes an interested stockholder. A business combination includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholders. With certain exceptions, an interested stockholder is a person who (i) owns 15% or more of the corporation's outstanding voting stock, and the affiliates and associates of such person, or
(ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the previous three years, and the affiliates and associates of such person.


    The three-year moratorium imposed on business combinations by Section 203 does not apply if (i) prior to the person becoming an interested stockholder, the board approves the business combination or the transaction which resulted in the person becoming an interested stockholder, or (ii) the interested stockholder owns 85% of the corporation's voting stock upon consummation of the transaction which made him or her an interested stockholder (excluding from the 85% calculation shares owned by directors who are also officers and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer), or (iii) on or after the date a person becomes an interested stockholder, the board approves the business combination and it is also approved at a meeting by two-thirds of the voting stock not owned by the interested stockholder. Section 203 provides that where it specifies a particular stockholder vote required to approve a matter, no provision in the certificate of incorporation or bylaws may require a greater vote.

    Section 203 generally does not apply to a Delaware corporation unless it has a class of voting stock that is listed on a national securities exchange, quoted on Nasdaq or held of record by more than 2,000 stockholders. A corporation which meets any of these requirements may elect in its certificate of incorporation not to be governed by Section 203. The Company is subject to Section 203 because its shares are quoted on Nasdaq and it has not elected not to be governed by
Section 203.

    Certain of the provisions described above may have the effect of delaying stockholder actions with respect to certain business combinations and the election of new members to the Board of Directors. As such, the provisions could have the effect of discouraging open market purchases of shares of the Company's Common Stock because they may be considered disadvantageous by a stockholder who desires to participate in a business combination or elect a new director.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's securities is OTR, Inc., Portland, Oregon.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of the Offering, there will be 8,889,341 shares of the Common Stock outstanding, assuming issuance of 3,000,000 shares offered hereby and no exercise of the Underwriters' over-allotment option. Of these shares, 5,505,078 shares, and shares acquired by affiliates in the Offering (as such term is defined under the Securities Act), will constitute restricted securities subject to Rule 144 under the Securities Act. As a result, 3,384,263 shares, including the 3,000,000 shares offered hereby, will be freely transferable without restriction.


    In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years, including persons who may be deemed to be affiliates of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock on Nasdaq during the four calendar weeks preceding such sale. Sales pursuant to Rule 144 also are subject to certain other requirements relating to manner of sale, notice and availability of current public information about the Company. Affiliates may sell shares not constituting restricted securities only in accordance with the foregoing volume limitations and other restrictions but without regard to the two-year holding period. Under Rule 144(k), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding a sale by such person, and who has beneficially owned restricted shares for at least three years, would be entitled to sell such shares under Rule 144 without regard to the limitations described above.


    The Company, its directors, executive officers and certain stockholders, owning an aggregate of 5,499,802 shares prior to the Offering, have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of the Common Stock, for a period of 180 days after the date of the Prospectus, without the prior written consent of Jefferies & Company, Inc., on behalf of the Underwriters. After this period, 5,493,518 shares of Common Stock held by this group will be eligible for sale subject to resale limitations of Rule 144 promulgated under the Securities Act.


    No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the prevailing market price of the Common Stock. Sales of substantial amounts of the Common Stock of the Company in the public market or perception that such sales might occur, could adversely affect the prevailing market price of the Common Stock.

    The Company will file a post-effective amendment to its current shelf registration statement on Form S-1 (the "Shelf Registration Statement"), to become effective upon the effectiveness of the Offering, to withdraw from registration all of the unsold shares of common stock currently registered for selling stockholders under the Shelf Registration Statement.

                                  UNDERWRITING


    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to the Underwriters named below, for whom Jefferies & Company, Inc. and Cruttenden Roth Incorporated are acting as the representatives (the "Representatives"), and the Underwriters have severally agreed to purchase, the number of shares of Common Stock set forth opposite their respective names in the table below at the public offering price less the underwriting discount set forth on the cover page of the Prospectus:


                                                                       NUMBER OF
                            UNDERWRITERS                                SHARES
--------------------------------------------------------------------   ---------
Jefferies & Company, Inc............................................
Cruttenden Roth Incorporated........................................

                                                                       ---------
Total...............................................................   3,000,000
                                                                       ---------
                                                                       ---------


    The Underwriting Agreement provides that the obligation of the Underwriters to purchase the shares of the Common Stock is subject to certain conditions. The Underwriters are committed to purchase all of the shares of the Common Stock (other than those covered by the over-allotment option described below), if any are purchased.


    The Underwriters propose to offer the Common Stock to the public at the public offering price set forth on the cover page of the Prospectus, and to
certain  dealers at such price less a concession not in excess  of $         per
share. The  Underwriters may  allow, and  such dealers  may reallow  to  certain
dealers  a discount, not  in excess of  $           per  share. After the public
offering of the Common Stock, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representatives.


    The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of the Prospectus, to purchase up to 450,000 additional shares of the Common Stock (of which the first 285,000 shares will be sold by the Selling Stockholders on a pro rata basis and the remaining 165,000 shares will be sold by the Company), at the public offering price less the underwriting discount. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase additional shares of Common Stock proportionate to such Underwriters' initial commitment as indicated in the preceding table. The Underwriters may exercise such right of purchase only for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,000,000 shares are being offered.



    The Company, the Selling Stockholders and certain other stockholders of the Company, owning an aggregate of 5,499,802 shares prior to the Offering, have agreed with the Underwriters not to sell any of their shares of Common Stock or securities exercisable for or convertible into shares of Common Stock for a period of 180 days from the date of the Prospectus, without the prior written consent of the Underwriters.

    The Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The rules of the Commission generally prohibit the Underwriters and other members of the selling group from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the Offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the Offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group intend to engage in passive market making in the Company's Common Stock during the cooling off period.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby and certain other matters will be passed upon for the Company and the Selling Stockholders by Dewey Ballantine, Los Angeles, California. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison, Palo Alto, California.

                                    EXPERTS

    The financial statements as of December 31, 1993 and December 31, 1994 and for each of the three years in the periods ended December 31, 1994, appearing in the Prospectus and the Registration Statement have been audited by McGladrey & Pullen, LLP, whose reports are included elsewhere herein in reliance upon such reports and upon the authority of such firm as an expert in accounting and auditing matters.

                             AVAILABLE INFORMATION


    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


    The Company has filed with the Commission a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. The Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement. For further information with respect to the Company and the Offering, reference is hereby made to the Registration Statement. Statements contained in the Prospectus concerning the provisions of certain documents referred to herein are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including exhibits thereto, may be obtained upon payment of the prescribed fees, or inspected without charge at the offices of the Commission as set forth above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


    The Company's Annual Report on Form 10-K for the year ended December 31, 1993, Quarterly Reports on Form 10-Q for the quarters ended April 1, 1994, July 1, 1994 and September 30, 1994, and Current Report on Form 8-K filed April 20, 1994, all heretofore filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference in the Prospectus.


    The Company will provide, without charge, to each person to whom the Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents described above, other than exhibits to such documents. Requests for such copies should be directed to Richard N. Berger, Vice President and Secretary, Richey Electronics, Inc., 7441 Lincoln Way, Garden Grove, California 92641, telephone number (714) 898-8288.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                         PAGES
                                                                                                      ------------
Independent Auditors' Report........................................................................           F-2
Balance Sheets at December 31, 1993 and 1994........................................................           F-3
Statements of Income for the Years Ended January 1, 1993 and
  December 31, 1993 and 1994........................................................................           F-4
Statements of Stockholders' Equity for the Years Ended January 1, 1993 and
  December 31, 1993 and 1994........................................................................           F-5
Statements of Cash Flows for the Years Ended January 1, 1993 and
  December 31, 1993 and 1994........................................................................           F-6
Notes to Financial Statements.......................................................................    F-7 - F-15

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Richey Electronics, Inc.
Garden Grove, California

    We have audited the accompanying balance sheets of Richey Electronics, Inc. as of December 31, 1993 and 1994, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richey Electronics, Inc. as of December 31, 1993 and 1994 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                          McGLADREY & PULLEN, LLP


Pasadena, California
February 3, 1995

                            RICHEY ELECTRONICS, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1993 AND 1994


                                                       1993         1994
                                                    -----------  -----------
ASSETS (NOTE 4)
CURRENT ASSETS
    Cash..........................................  $     7,000  $     9,000
    Trade receivables.............................    8,590,000   11,167,000
    Inventories...................................   12,460,000   14,913,000
    Deferred income taxes (Note 9)................    1,405,000    1,427,000
    Other current assets..........................      295,000      435,000
                                                    -----------  -----------
        Total current assets......................   22,757,000   27,951,000
                                                    -----------  -----------
IMPROVEMENTS AND EQUIPMENT (Note 3)                     355,000    1,017,000
                                                    -----------  -----------
OTHER ASSETS AND INTANGIBLES
    Deferred income taxes (Note 9)................    2,599,000    2,430,000
    Distribution agreements.......................    3,316,000    2,304,000
    Customer lists................................    1,770,000      957,000
    Deposits and other (Note 2)...................      121,000      354,000
                                                    -----------  -----------
                                                      7,806,000    6,045,000
                                                    -----------  -----------
                                                    $30,918,000  $35,013,000
                                                    -----------  -----------
                                                    -----------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Current maturities of subordinated notes
      payable (Note 4)............................  $   --       $ 1,600,000
    Note payable, revolving line of credit (Note
      4)..........................................    6,995,000    8,843,000
    Accounts payable..............................    6,968,000   10,457,000
    Accrued expenses (Note 5).....................    1,906,000    1,734,000
                                                    -----------  -----------
        Total current liabilities.................   15,869,000   22,634,000
                                                    -----------  -----------
SUBORDINATED NOTES PAYABLE (Note 4)...............    8,151,000    3,594,000
                                                    -----------  -----------
STOCKHOLDERS' EQUITY
    Preferred stock $.001 par value, authorized
      10,000 shares, issued none..................      --           --
    Common stock $.001 par value, authorized
      30,000,000 shares, issued and outstanding
      5,889,000 shares............................        6,000        6,000
    Additional paid-in capital....................    5,246,000    5,240,000
    Retained earnings.............................    1,646,000    3,539,000
                                                    -----------  -----------
                                                      6,898,000    8,785,000
                                                    -----------  -----------
                                                    $30,918,000  $35,013,000
                                                    -----------  -----------
                                                    -----------  -----------


                       See Notes to Financial Statements.

                            RICHEY ELECTRONICS, INC.
                              STATEMENTS OF INCOME

                                                                   YEAR ENDED
                                                    ----------------------------------------
                                                     JANUARY 1,   DECEMBER 31,  DECEMBER 31,
                                                        1993          1993          1994
                                                    ------------  ------------  ------------
Net sales:
    Components and value-added....................   $30,100,000   $64,455,000   $90,266,000
    Special inventory.............................     1,287,000       540,000       --
                                                    ------------  ------------  ------------
                                                      31,387,000    64,995,000    90,266,000
                                                    ------------  ------------  ------------
Cost of goods sold:
    Components and value-added....................    23,105,000    48,741,000    68,176,000
    Special inventory.............................       --            --            --
                                                    ------------  ------------  ------------
                                                      23,105,000    48,741,000    68,176,000
                                                    ------------  ------------  ------------
Gross profit:
    Components and value-added....................     6,995,000    15,714,000    22,090,000
    Special inventory.............................     1,287,000       540,000       --
                                                    ------------  ------------  ------------
                                                       8,282,000    16,254,000    22,090,000
                                                    ------------  ------------  ------------
Operating expenses:
    Selling, warehouse, general and administrative
      (Note 7)....................................     7,144,000    13,002,000    16,750,000
    Amortization of intangibles...................       --            887,000       568,000
                                                    ------------  ------------  ------------
                                                       7,144,000    13,889,000    17,318,000
                                                    ------------  ------------  ------------

    Operating income..............................     1,138,000     2,365,000     4,772,000
    Interest expense (Note 4).....................       388,000     1,198,000     1,606,000
                                                    ------------  ------------  ------------
    Income before income taxes....................       750,000     1,167,000     3,166,000
    Federal and state income tax (Note 9).........       308,000       460,000     1,273,000
                                                    ------------  ------------  ------------
    Net income....................................   $   442,000   $   707,000   $ 1,893,000
                                                    ------------  ------------  ------------
                                                    ------------  ------------  ------------
Earnings per common share.........................   $       .16   $       .14   $       .32
                                                    ------------  ------------  ------------
                                                    ------------  ------------  ------------
Weighted average number of common shares
  outstanding.....................................     2,774,000     5,085,000     5,889,000
                                                    ------------  ------------  ------------
                                                    ------------  ------------  ------------

                       See Notes to Financial Statements.

                            RICHEY ELECTRONICS, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                                          COMMON STOCK
                                             ---------------------------------------
                                  SENIOR                                 ADDITIONAL
                                PREFERRED       SHARES         PAR         PAID-IN      RETAINED
                                  STOCK      OUTSTANDING      VALUE        CAPITAL      EARNINGS       TOTAL
                                ----------   ------------   ----------   -----------   ----------   -----------
BALANCE, JANUARY 3, 1992......  $1,061,000          6,000   $   --       $ 1,200,000   $  630,000   $ 2,891,000
Senior preferred stock
  dividend of 667 shares......     133,000        --            --           --          (133,000)      --
Net income                          --            --            --           --           442,000       442,000
                                ----------   ------------   ----------   -----------   ----------   -----------
BALANCE, JANUARY 1, 1993......   1,194,000          6,000       --         1,200,000      939,000     3,333,000
Cancellation of senior
  preferred stock (Note 2)....  (1,194,000)       --            --         1,194,000       --           --
Merger: (Note 2)
  Recapitalization............      --          9,705,000      971,000      (971,000)      --           --
  Issuance of common stock....      --         10,905,000    1,091,000     2,961,000       --         4,052,000
  Issuance of junior
    subordinated notes........      --            --            --        (1,194,000)      --        (1,194,000)
Effect of three and one-half-
  to-one reverse stock
  split.......................      --        (14,727,000)  (1,473,000)    1,473,000       --           --
Effect of change in par value
  from $.10 per common share
  to $.001 per common share...      --            --          (583,000)      583,000       --           --
Net income....................      --            --            --           --           707,000       707,000
                                ----------   ------------   ----------   -----------   ----------   -----------
BALANCE, DECEMBER 31, 1993....      --          5,889,000        6,000     5,246,000    1,646,000     6,898,000
Reverse stock split
  adjustments.................      --            --            --            (6,000)      --            (6,000)
Net income....................      --            --            --           --         1,893,000     1,893,000
                                ----------   ------------   ----------   -----------   ----------   -----------
BALANCE, DECEMBER 31, 1994....  $   --          5,889,000   $    6,000   $ 5,240,000   $3,539,000   $ 8,785,000
                                ----------   ------------   ----------   -----------   ----------   -----------
                                ----------   ------------   ----------   -----------   ----------   -----------


                       See Notes to Financial Statements.

                            RICHEY ELECTRONICS, INC.
                            STATEMENTS OF CASH FLOWS


                                                                   YEAR ENDED
                                                    ----------------------------------------
                                                    JANUARY 1,   DECEMBER 31,   DECEMBER 31,
                                                       1993          1993           1994
                                                    ----------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income....................................   $ 442,000    $   707,000    $ 1,893,000
    Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation and amortization.............     145,000        997,000        765,000
        Deferred income taxes.....................     (30,000)       465,000      1,157,000
    Change in operating assets and liabilities,
      net of effect of business combinations:
        (Increase) decrease in:
            Trade receivables.....................    (168,000)      (255,000)    (1,107,000)
            Inventories...........................    (124,000)    (1,345,000)    (1,518,000)
            Other current assets..................     (45,000)      (161,000)        14,000
        Increase in accounts payable, trade and
          accrued expenses........................     187,000         60,000      2,820,000
                                                    ----------   ------------   ------------
        Net cash provided by operating
          activities..............................     407,000        468,000      4,024,000
                                                    ----------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sale of equipment...............      --             42,000        --
    Purchase of leasehold improvements and
      equipment...................................     (79,000)       (89,000)      (401,000)
    Payment of acquisition and restructuring
      costs.......................................      --         (3,188,000)    (2,512,000)
                                                    ----------   ------------   ------------
        Net cash (used in) investing activities...     (79,000)    (3,235,000)    (2,913,000)
                                                    ----------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Net advances (repayments) on revolving line of
      credit......................................    (288,000)     3,859,000      1,848,000
    Payments on long-term debt....................     (42,000)    (1,088,000)    (2,957,000)
                                                    ----------   ------------   ------------
        Net cash provided by (used in) financing
          activities..............................    (330,000)     2,771,000     (1,109,000)
                                                    ----------   ------------   ------------
        Increase (decrease) in cash...............      (2,000)         4,000          2,000
CASH
    Beginning.....................................       5,000          3,000          7,000
                                                    ----------   ------------   ------------
    Ending........................................   $   3,000    $     7,000    $     9,000
                                                    ----------   ------------   ------------
                                                    ----------   ------------   ------------


                       See Notes to Financial Statements.

                            RICHEY ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

    The Company is a multi-regional, specialty distributor of electronic components and a provider of value-added assembly services. The Company has distribution rights for various electronic components, primarily interconnect, electromechanical and passive components, from major world-wide suppliers. The Company conducts its business under the name RicheyCypress Electronics.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES FOLLOWS:
YEAR END

    The Company reports its annual operating results based upon a calendar year end (December 31) and its quarterly results using the Friday nearest the end of each quarter. For years prior to 1993, the Company reported its annual results closing on the Friday nearest to December 31. The fiscal year ended January 1, 1993 included 52 weeks.

CONCENTRATION OF CREDIT RISK


    The Company distributes electronic components to small- and medium-sized manufacturers of telecommunications, computer and medical equipment and the aerospace industry. Credit is extended based on an evaluation of the customer's financial condition and collateral is typically not required. Credit losses are provided for in the financial statements through a charge to operations. Additionally, a valuation allowance for known and anticipated credit losses is maintained. Credit losses have been consistently within management's expectations and were not material in any year presented.


INVENTORIES


    Inventories consist of electronic components held for sale and are valued at the lower of cost (first-in, first-out method) or market. The Company periodically reviews the age and turnover of its inventory to determine whether any inventory has become obsolete or has declined in value and incurs a charge to operations for known and anticipated inventory obsolescence. The Company has not incurred any material charges to operations for inventory obsolescence during any year presented.


    On December 28, 1990, RicheyImpact Electronics, Inc. ("RicheyImpact") purchased certain assets and assumed certain obligations and liabilities of Richey/Impact Electronics Inc. ("Old Richey") from Lex Service Inc. ("Lex"). In connection with that purchase agreement, RicheyImpact entered into sales agency and consignment agreements with Lex regarding certain inventories not originally purchased by it. Under these arrangements, Lex retained title to the inventory and guaranteed certain profit margins to RicheyImpact. Effective June 28, 1991, Lex granted RicheyImpact title to all remaining sales agency and consigned inventory at no cost. Sales of this inventory during 1992 and 1993 are reported separately in the statement of income as special inventory sales, cost of goods sold and gross profit. Substantially all Lex sales agency and consigned inventory was sold as of December 31, 1993. Accordingly, special inventory sales in 1994 were not material.

IMPROVEMENTS AND EQUIPMENT

    Leasehold improvements and equipment are stated at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight-line method over estimated service lives. Leasehold improvements are amortized over the life of the lease or the economic life of the asset, whichever is shorter.

DISTRIBUTION AGREEMENTS AND CUSTOMER LISTS


    Distribution agreements and customer lists are being amortized using the straight-line method over the respective estimated economic lives of fifteen and five years. As the benefit of the Company's net operating loss carryforwards is realized, through the results of operations or a reduction in the deferred tax asset valuation allowance, the carrying value of the distribution agreements and customer lists is reduced proportionately.

                            RICHEY ELECTRONICS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    At December 31, 1993, the cumulative reductions in distribution agreements and customer lists were $3,071,000 and $2,063,000, respectively. At December 31, 1994, the cumulative reductions were $4,083,000 and $2,876,000, respectively. See Note 9.


INCOME TAXES

    Deferred taxes are provided on a liability method whereby deferred tax liabilities are recognized for taxable temporary differences and deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it cannot be demonstrated that the deferred tax assets are more likely than not to be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

EARNINGS PER COMMON SHARE

    Earnings per common share are computed using the weighted average number of shares of common stock outstanding. On December 30, 1993, the Company effected a reverse stock split by issuing one share for every three and one-half shares of common stock previously outstanding. All previously reported earnings per share have been restated to give retroactive effect to this reverse stock split.

NOTE 2.  BUSINESS COMBINATIONS

BRAJDAS


    On April 6, 1993, RicheyImpact merged with Brajdas Corporation, a California corporation ("Brajdas" or the "Registrant"), with Brajdas as the surviving legal entity (the "Richey-Brajdas Merger"). Brajdas subsequently changed its name to Richey Electronics, Inc. (the "Company") and reincorporated in Delaware. Both companies operated as wholesale distributors of electronic components. The Richey-Brajdas Merger was recorded as a reverse purchase acquisition with RicheyImpact as the accounting acquirer. Because the accounting acquirer is treated as the surviving entity in a reverse purchase acquisition, the Registrant's legal existence did not change. The results of operations of Brajdas subsequent to the date of the Richey-Brajdas Merger are included in the Company's financial statements.


    Prior to the Richey-Brajdas Merger, the RicheyImpact stockholders surrendered the senior preferred stock for cancellation and contributed it to common stockholders' equity. As part of the merger transaction, the Company recapitalized through the issuance of 9,705,000 common shares to former RicheyImpact stockholders and 10,905,000 common shares to former shareholders of Brajdas that were valued at $4,052,000. Additionally, as part of the merger, RicheyImpact stockholders received junior subordinated notes of $1,194,000.

IN-STOCK

    On April 4, 1994, the Company completed the purchase of the assets and business of the In-Stock Products division of Anchor Group, Inc. ("In-Stock"), a Boston, Massachusetts area distributor of electronic components, for approximately $1,841,000 in cash, including acquisition costs. The acquisition was accounted for as a purchase. The fair value of assets acquired was $2,787,000 and the liabilities assumed totaled $946,000. Goodwill of $274,000 is included in other assets and is being amortized over 15 years. The results of operations of In-Stock subsequent to the date of acquisition are included in the Company's financial statements.

PRO FORMA RESULTS

    The following pro forma results assume the acquisition of the assets and business of In-Stock occurred as of the beginning of the respective years. In addition, the 1993 results reflect the Richey-Brajdas Merger as if it occurred as of the beginning of the year. The unaudited pro forma results have been prepared utilizing

                            RICHEY ELECTRONICS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2.  BUSINESS COMBINATIONS (CONTINUED)
the historical financial statements of the Company and the acquired businesses. The unaudited pro forma results give effect to certain adjustments, including amortization of acquired intangibles and goodwill, elimination of duplicate facilities and redundant salaries, reduction in interest expense and related tax effects.

                                                     YEAR ENDED DECEMBER 31,
                                                     ------------------------
                                                        1993         1994
                                                     (UNAUDITED)  (UNAUDITED)
                                                     -----------  -----------
 Net Sales.........................................  $84,579,000  $92,964,000
 Net Income........................................      862,000    2,008,000
 Earnings per share................................          .17          .34


    The pro forma financial information does not purport to be indicative of the results of operations that would have occurred had the transactions actually taken place at the beginning of the periods presented.


NOTE 3.  IMPROVEMENTS AND EQUIPMENT
    Improvements and equipment at December 31 consist of the following:

                                                             1993        1994
                                                           ---------  ----------
 Leasehold improvements..................................  $ 167,000  $  293,000
 Furniture, fixtures and equipment.......................    686,000   1,431,000
                                                           ---------  ----------
                                                             853,000   1,724,000
 Less accumulated depreciation and amortization..........   (498,000)   (707,000)
                                                           ---------  ----------
                                                           $ 355,000  $1,017,000
                                                           ---------  ----------
                                                           ---------  ----------

NOTE 4.  REVOLVING LINE OF CREDIT AND SUBORDINATED DEBT

REVOLVING LINE OF CREDIT


    The Company's revolving line of credit allows advances up to $15,000,000, limited to 85% of eligible accounts receivable and 45% of eligible inventory not to exceed $7,500,000. The Company is required to maintain a depository account where all receivable collections are deposited for the benefit of the lender. Subject to availability under the line of credit and borrowing base, the lender advances funds to the Company's account to cover disbursements when presented for payment by the Company.



    The credit agreement extends through February 28, 1996. Borrowings bear interest at 1 1/2% above the national prime rate and are collateralized by substantially all assets of the Company, including accounts receivable, inventory, equipment and intangibles. As of March 1, 1995, the Company is required to pay the lender an unused line fee equal to 1/2% per annum of the difference between the maximum commitment of $15,000,000 and the daily average outstanding borrowings for the prior month.



    The credit agreement contains various covenants which require the Company to meet certain financial conditions, including maintenance of a minimum tangible net worth. The agreement also restricts the Company from declaring or paying dividends without prior approval of the Company's lender.



    The following is a summary of borrowings under the revolving line of credit:



                                            1992          1993           1994
                                         -----------   -----------   ------------
 Interest rate in effect at year end...                        8.5%          10.0%
 Available borrowings at year end......                $   533,000   $  5,452,000
 Maximum outstanding borrowings during
   the year............................  $ 3,896,000     6,995,000     12,610,000
 Weighted average interest rate for the
   borrowings outstanding during the
   year................................          8.8%          8.5%           8.9%
                                                  --            --             --
                                                  --            --             --

                            RICHEY ELECTRONICS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 4. REVOLVING LINE OF CREDIT AND SUBORDINATED DEBT (CONTINUED) SUBORDINATED DEBT

    Subordinated debt at December 31 was:

                                                           1993        1994
                                                        ----------  -----------
 10% senior subordinated note payable, secured,
   interest payable quarterly.........................  $6,957,000  $ 4,000,000
 12% junior subordinated notes payable, unsecured,
   interest payable semiannually......................   1,194,000    1,194,000
                                                        ----------  -----------
                                                         8,151,000    5,194,000
 Less current maturities of senior subordinated note
   payable............................................      --       (1,600,000)
                                                        ----------  -----------
                                                        $8,151,000  $ 3,594,000
                                                        ----------  -----------
                                                        ----------  -----------

    SENIOR SUBORDINATED NOTE. In April 1993 and March 1994, the Company paid $1,043,000 and $2,957,000, respectively, of principal on this debt based upon existing provisions of the note. Commencing in 1995 and each year thereafter until the note is paid, principal payments equal to the greater of $500,000 or cash flows as defined ($1,600,000 as of December 31, 1994) are required. Any remaining balance is due March 1, 2000. The debt is secured by a security interest in accounts receivable, inventory, and property and equipment, subordinated to the security interest of the revolving line-of-credit lender. Interest expense on this note payable to Barclay Financial Group, a related party, was $541,000 and $479,000 for 1993 and 1994, respectively.


    JUNIOR SUBORDINATED NOTES. The junior subordinated notes are due March 2, 2000; provided, however, that mandatory prepayments of principal are required if the senior subordinated note payable and any balance outstanding under the revolving line-of-credit agreement are paid off. Principal repayments would then be determined based on net after-tax cash flow as defined by the junior subordinated notes. Interest expense on these notes payable to stockholders was $107,000 and $145,000 for 1993 and 1994, respectively.


NOTE 5.  ACCRUED EXPENSES
    Accrued expenses at December 31 consist of the following:

                                                           1993         1994
                                                        -----------  -----------
 Compensation.........................................  $   907,000  $ 1,163,000
 Rent and facilities costs............................      354,000       85,000
 Interest.............................................      342,000      273,000
 Other................................................      303,000      213,000
                                                        -----------  -----------
                                                        $ 1,906,000  $ 1,734,000
                                                        -----------  -----------
                                                        -----------  -----------

    The accrual for rent and facilities costs is net of sublease income of $411,000 and $255,000 at December 31, 1993 and 1994, respectively.

                            RICHEY ELECTRONICS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6.  LEASE COMMITMENTS

OPERATING LEASES

    The Company leases office and warehouse space under operating lease agreements with various terms and conditions, expiring in years ending 1995 through 2000, with rent escalations typically based on the Consumer Price Index.

    Future minimum lease payments under these leases, exclusive of lease payments on duplicate facilities which have been accrued, are as follows:

 1995..............................................................  $  658,000
 1996..............................................................     687,000
 1997..............................................................     688,000
 1998..............................................................     696,000
 1999..............................................................     562,000
 2000..............................................................      98,000
                                                                     ----------
                                                                     $3,389,000
                                                                     ----------
                                                                     ----------

    Total rent expense under operating leases, including rent for facilities leased on a month-to-month basis, was $473,000, $846,000 and $678,000, for 1992, 1993 and 1994, respectively.

NOTE 7.  SERVICE AND MANAGEMENT AGREEMENT
    The Company is a party to a five-year Service and Management Agreement dated December 18, 1990. Terms of the five-year agreement provide for the payment of management fees for financial and administrative services performed for the Company. Management fees were approximately $244,000 in each year presented and were paid to two corporations controlled by stockholders of the Company. In January 1995, the Company reached an agreement with one of the corporations to terminate its service under the agreement, upon payment of $65,000.

                            RICHEY ELECTRONICS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 8.  SUPPLEMENTAL CASH FLOW INFORMATION


                                                              YEAR ENDED
                                             --------------------------------------------
                                             JANUARY 1,    DECEMBER 31,     DECEMBER 31,
                                                1993           1993             1994
                                             -----------  --------------   --------------
 SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION
     Cash payments for:
         Interest..........................  $   324,000  $      994,000   $   1,675,000
                                             -----------  --------------   --------------
                                             -----------  --------------   --------------
         Income Taxes......................  $   321,000  $     --         $      46,000
                                             -----------  --------------   --------------
                                             -----------  --------------   --------------
 SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
   AND FINANCING ACTIVITIES (Note 2)
     Cancellation of senior preferred
       stock...............................               $    1,194,000
                                                          --------------
                                                          --------------
 Assets acquired, liabilities assumed and
   securities issued in business
   combinations:
     Current assets........................               $   10,416,000   $   2,410,000
     Current liabilities...................                   (5,093,000)       (946,000)
     Leasehold improvements and
       equipment...........................                      188,000         103,000
     Distribution agreements and customer
       lists...............................                   10,220,000              --
     Other assets..........................                       69,000         274,000
     Restructuring and transaction costs...                   (3,748,000)       --
     Subordinated notes payable............                   (8,000,000)       --
     Common stock issued...................                   (4,052,000)       --
                                                          --------------   --------------
         Net cash paid.....................               $     --         $   1,841,000
                                                          --------------   --------------
                                                          --------------   --------------
 Issuance of subordinated notes payable in
   connection with merger..................               $   (1,194,000)
                                                          --------------
                                                          --------------


NOTE 9.  INCOME TAXES
    Components of income tax expense are as follows:

                                                                  YEAR ENDED
                                                ----------------------------------------------
                                                 JANUARY 1,     DECEMBER 31,     DECEMBER 31,
                                                    1993            1993             1994
                                                ------------   --------------   --------------
 Currently paid or payable:
     Federal..................................  $    258,000   $      (8,000)   $      60,000
     State....................................        80,000           3,000           56,000
 Deferred.....................................       (30,000)        465,000        1,157,000
                                                ------------   --------------   --------------
                                                $    308,000   $     460,000    $   1,273,000
                                                ------------   --------------   --------------
                                                ------------   --------------   --------------

                            RICHEY ELECTRONICS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9.  INCOME TAXES (CONTINUED)
    The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income due to the following:

                                                       YEAR ENDED
                                         --------------------------------------
                                         JANUARY 1,  DECEMBER 31,  DECEMBER 31,
                                            1993         1993          1994
                                         ----------  ------------  ------------
 Computed "expected" statutory rate....       34   %       35    %       35    %
 Increase (decrease) in rate resulting
   from:
     Benefit of income taxed at lower
       rates...........................       --           (1)           (1)
     State income taxes, net of federal
       tax benefit.....................        7            7             5
     Other.............................       --           (2)            1
                                              --           --            --
                                              41   %       39    %       40    %
                                              --           --            --
                                              --           --            --

    Net deferred taxes at December 31 consist of the following:

                                                        1993         1994
                                                     -----------  -----------
 Deferred tax liabilities:
     Intangibles recorded at the purchase price for
       financial reporting purposes, not recognized
       in tax-free merger..........................  $ 2,034,000  $ 1,348,000
     Other.........................................      284,000      337,000
                                                     -----------  -----------
                                                       2,318,000    1,685,000
                                                     -----------  -----------
 Deferred tax assets:
     Net operating loss carryforwards ("NOLs").....    9,593,000    8,421,000
     Other, primarily costs capitalized to
       inventory for tax purposes and accrued
       expenses not tax deductible until paid......    1,128,000      774,000
                                                     -----------  -----------
                                                      10,721,000    9,195,000
     Less valuation allowance......................   (4,399,000)  (3,653,000)
                                                     -----------  -----------
                                                       6,322,000    5,542,000
                                                     -----------  -----------
         Net.......................................  $ 4,004,000  $ 3,857,000
                                                     -----------  -----------
                                                     -----------  -----------

    Net   deferred  tax  assets  described  above  have  been  included  in  the accompanying balance sheets as follows:

                                                        1993        1994
                                                     ----------  ----------
 Current assets....................................  $1,405,000  $1,427,000
 Noncurrent assets.................................   2,599,000   2,430,000
                                                     ----------  ----------
                                                     $4,004,000  $3,857,000
                                                     ----------  ----------
                                                     ----------  ----------

                            RICHEY ELECTRONICS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9.  INCOME TAXES (CONTINUED)
    As of December 31, 1994, the Company had net operating loss carryforwards which have the following expiration dates:

 EXPIRATION DATE                                       FEDERAL    CALIFORNIA
 --------------------------------------------------  -----------  ----------
     1997..........................................  $   --       $3,599,000
     1998..........................................    3,450,000     953,000
     1999..........................................    2,935,000     270,000
     2000..........................................      490,000      --
     2005..........................................    2,000,000      --
     2006..........................................    2,053,000      --
     2007..........................................    9,700,000      --
     2008..........................................    2,500,000      --
     2009..........................................      771,000      --
                                                     -----------  ----------
                                                     $23,899,000  $4,822,000
                                                     -----------  ----------
                                                     -----------  ----------


    Section 382 of the Internal Revenue Code of 1986 and the related regulations impose certain limitations on a corporation's ability to use net operating loss carryforwards if more than a 50% ownership change occurs. California law conforms to the provisions of Section 382. The Richey-Brajdas Merger did not result in a more than 50% ownership change; therefore, the Company's current ability to utilize the net operating loss carryforwards is not restricted. However, if the Company issues additional common stock, its ability to utilize these NOLs could be restricted on an annual basis.


    The Company has been consistently profitable since the December 1990 acquisition of the operations of Old Richey and generated taxable income before NOL carryforwards of $3.0 million in 1994. Based on its current level of profitability, management believes that the Company will be able to fully utilize the NOLs prior to their expiration. However, as stated in Note 1, generally accepted accounting principles require that deferred tax assets be reduced by a valuation allowance when it cannot be demonstrated that they are more likely than not to be realized. Due to the uncertainty inherent in forecasts of future events and operating results, management has established a valuation allowance to reduce the net deferred tax asset to the tax benefit expected to be realized during approximately the next four years. Management believes that it is "more likely than not" that the Company will be able to generate the $11.0 million of future taxable income necessary to realize the recorded amount of the net deferred tax asset prior to the expiration of the NOLs.

NOTE 10.  EMPLOYEE BENEFIT PLANS

STOCK APPRECIATION RIGHTS PLAN

    On July 7, 1993, the Company adopted a Stock Appreciation Rights Plan. Each stock appreciation right ("SAR") provides the recipient with the right to receive a cash payment equal to the excess, if any, of the fair market value of a share of the Company's common stock on the date the SAR is exercised over the fair market value on the date the SAR was granted, or such other value as determined by the Compensation Committee. The maximum number of rights that may be awarded under the plan may not exceed approximately 589,000. To date, no rights have been granted under this plan.

STOCK OPTION PLAN

    On June 16, 1994, the Company approved the issuance of 226,737 options under the terms of the 1992 stock option plan. At the time of this issuance, there were no previous options outstanding under this plan. The Company may grant up to 362,197 additional options. These options vest at a rate of 25% per year over a four-year period and expire ten years from the date of grant. The options were granted at fair market value at the date of grant.

                            RICHEY ELECTRONICS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 10.  EMPLOYEE BENEFIT PLANS (CONTINUED)
    As of December 31, 1994, 226,737 options granted in 1994 remain outstanding with an exercise price of $6.00 per share.

401(K) SAVINGS PLAN

    The Company has two defined contribution 401(k) savings plans covering substantially all its employees. The plans do not provide for the Company to match any contributions by participants, and no contributions were made by the Company to either of these plans during 1992, 1993 or 1994.

NOTE 11.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                FIRST       SECOND        THIRD       FOURTH
                               QUARTER      QUARTER      QUARTER      QUARTER
                             -----------  -----------  -----------  -----------
 1994
 Net sales.................  $20,247,000  $23,105,000  $22,838,000  $24,076,000
 Gross profit..............    4,855,000    5,562,000    5,793,000    5,880,000
 Net income................      355,000      532,000      471,000      535,000
 Earnings per common
   share...................          .06          .09          .08          .09

 1993
 Net sales.................  $ 8,088,000  $19,721,000  $18,927,000  $18,259,000
 Gross profit..............    2,154,000    4,782,000    4,686,000    4,632,000
 Net income................       85,000       93,000      288,000      241,000
 Earnings per common
   share...................          .03          .02          .05          .04

 1992
 Net sales.................  $ 7,862,000  $ 8,009,000  $ 8,300,000  $ 7,216,000
 Gross profit..............    2,080,000    2,198,000    2,082,000    1,922,000
 Net income................      165,000      160,000       83,000       34,000
 Earnings per common
   share...................          .06          .06          .03          .01

                   [INSIDE BACK COVER PHOTOS]

[Product Photo E]
Photograph of the assembly floor, at the Los Angeles facility.

[Product Photo F]
Photograph of mechanical assemblies.
[Caption]
Mechanical Assemblies

[Product Photo G]
Photograph of cable assemblies.
[Caption]
Cable Assemblies


[Product Photo H]
Photograph of battery packs.
[Caption]
Battery Packs

                   [INSIDE BACK COVER CAPTIONS]

[Caption, Upper Right Side]
Value-Added Assembly Services

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THESE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THE PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                              -------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Investment Considerations......................           6
Use of Proceeds................................           9
Price Range of Common Stock....................          10
Dividend Policy................................          10
Capitalization.................................          11
Selected Financial Data........................          12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          14
Business.......................................          20
Management.....................................          26
Principal and Selling Stockholders.............          32
Description of Capital Stock...................          35
Shares Eligible for Future Sale................          36
Underwriting...................................          37
Legal Matters..................................          38
Experts........................................          38
Available Information..........................          38
Incorporation of Certain Information by
  Reference....................................          39
Index to Financial Statements..................         F-1


                                3,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                   PROSPECTUS

                           Jefferies & Company, Inc.
                                Cruttenden Roth
                                  Incorporated

                                          , 1995

                                    PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth estimated expenses of the Offering (excluding underwriting discount and commissions):


SEC Registration Fee....................  $  8,328
NASD Listing Fee........................    17,500
NASD Filing Fee.........................     2,915
Blue Sky Fees and Expenses..............     7,500
Accounting Fees and Expenses............    70,000
Legal Fees and Expenses.................   225,000
Printing and Engraving Expenses.........    65,000
Transfer Agent and Registrar Fees.......     3,000
Miscellaneous...........................    50,757
                                          --------
    Total...............................  $450,000
                                          --------
                                          --------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


    Delaware Law generally permits indemnification of officers, directors, employees and agents of a Delaware corporation against expenses (including attorneys' fees) incurred in the defense or settlement of a derivative action or third-party action, provided there is a determination by a disinterested quorum of the directors or independent legal counsel or a majority vote of a quorum of the stockholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Such indemnification is expressly prohibited, however, in respect of a derivative action in which such person is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent approved by the court. Delaware Law requires indemnification when the person being indemnified has successfully defended the action on the merits or otherwise.



    Expenses incurred by an officer or director in defending an action may be paid in advance, under Delaware Law, if such director or officer undertakes to repay such amounts if it is ultimately determined that he or she is not entitled to indemnification. In addition, Delaware Law authorizes a corporation's purchase of indemnity insurance for the benefit of its officers, directors, employees and agents whether or not the corporation would have the power to indemnify against the liability covered by the policy.



    Delaware Law permits a Delaware corporation to provide indemnification in excess of that provided in the statutes. Delaware Law does not require authorizing provisions in the certificate of incorporation and does not contain express prohibitions on indemnification in certain circumstances; limitations on indemnification may be imposed by a court, however, based on principles of public policy.



    The Bylaws of the Company contain provisions requiring indemnification of directors and officers to the maximum extent permitted by Delaware Law.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits.


EXHIBIT
  NO.                                  DESCRIPTION
-------   ----------------------------------------------------------------------
     1.1  Form of Underwriting Agreement.#
     2.1  Merger Agreement among RicheyImpact Electronics, Inc., BRJS Investment
            Holding Corp. and Brajdas Corporation dated as of February 22, 1993.
            *2* (A)
     2.2  Amendment to Merger Agreement among RicheyImpact Electronics, Inc.,
            BRJS Investment Holding Corp. and Brajdas Corporation dated as of
            April 5, 1993. *2* (A)

EXHIBIT
  NO.                                  DESCRIPTION
-------   ----------------------------------------------------------------------
     2.3  Agreement of Merger dated April 5, 1993 among Brajdas Corporation,
            RicheyImpact Electronics, Inc. and BRJS Investment Holding Corp., as
            filed with the Secretary of State of the State of California on
            April 6, 1993. *2* (B)
     2.4  Certificate of Merger of RicheyImpact Electronics, Inc. into Brajdas
            Corporation dated April 5, 1993 as filed with the Secretary of State of the State of Delaware on April 6, 1993. *2* (C)
     2.5  Agreement of Merger of BRJS Investment Holding Corp. and Brajdas
            Corporation dated as of July 12, 1993. *4* (2)
     2.6  Restated Agreement of Merger of BRJS Investment Holding Corp. and
            Richey Electronics, Inc., f/k/a Brajdas Corporation dated as of
            November 9, 1993. *6* (2.6)
     2.7  Agreement of Merger (To Effect Reincorporation in Delaware) between
            Richey Electronics, Inc., a Delaware corporation and Richey
            Electronics, Inc., a California corporation dated as of December 14,
            1993. *6* (2.7)
     2.8  Asset Purchase Agreement between Anchor Group, Inc. and Richey
            Electronics, Inc. dated as of April 4, 1994. *7* (2.8)
     5.1  Opinion of Dewey Ballantine as to the legality of the securities being registered.#
    10.1  Stockholders Agreement among Brajdas Corporation and the individuals and entities listed on Schedule I thereto dated as of March 1993.
            *2* (F)
    10.2  Indemnification Agreement among Barclay and Company, Inc., Brajdas
            Corporation, Donald I. Zimmerman and certain former shareholders of
            RicheyImpact Electronics, Inc. identified therein dated as of April
            5, 1993. *2* (E)
    10.3  Letter re Amendment to Indemnification Agreement by Barclay and
            Company, Inc. and Donald I. Zimmerman, and agreed to by BRJS
            Investment Holding Corp., Brajdas Corporation and the other persons and entities identified therein dated April 23, 1993. *1* (10.3)
    10.4  Registration Rights Agreement between Brajdas Corporation and BRJS
            Investment Holding Corp. dated April 2, 1993. *2* (D)
    10.5  Stock Transfer Agreement dated March 31, 1993 among Charles LaVarnway,
            Alex Mendoza, Arthur Mendoza, Lee Teano and Donald I. Zimmerman. *2*
            (G)
    10.6  BRJS/BFG Assignment and Acceptance Agreement dated April 2, 1993 between Barclay Financial Group and BRJS Investment Holding Corp.
            *1* (10.5)
    10.7  $8 million Note from BRJS Investment Holding Corp. to Barclay
            Financial Group dated April 2, 1993. *2* (H)
    10.8  $8 million Subordinated Note from Brajdas Corporation to BRJS
            Investment Holding Corp. dated April 6, 1993. *2* (I)
    10.9  Note Pledge Agreement dated April 2, 1993 by BRJS Investment Holding
            Corp. to Barclay Financial Group. *1* (10.8)
    10.10 Barclay Confirmation of Guaranty Re Brajdas/BFG Debt Purchase dated
            April 2, 1993 by Barclay and Company in favor of BRJS Investment
            Holding Corp. *1* (10.9)
    10.11 Amended and Restated Guaranty dated as of April 6, 1993 by Barclay and
            Company, Inc. in favor of BRJS Investment Holding Corp. *2* (J)
    10.12 Agreement Re Brajdas/BRJS Indebtedness and Amendment of Security
            Agreement dated April 6, 1993 between Brajdas and BRJS Investment
            Holding Corp. *1* (10.11)
    10.13 Amended and Restated Loan and Security Agreement dated as of April 7,
            1993 between Sanwa Business Credit Corporation and Brajdas
            Corporation. *1* (10.15)

EXHIBIT
  NO.                                  DESCRIPTION
-------   ----------------------------------------------------------------------
    10.14 Subordination Agreement dated April 7, 1993 by BRJS Investment Holding
            Corp., Barclay Financial Group, Barclay and Company, Inc. and the
            RicheyImpact stockholders named therein to Sanwa Business Credit
            Corporation. *1* (10.16)
    10.15 Employment Agreement between William C. Cacciatore and Brajdas
            Corporation dated as of April 1, 1993. *1* (10.18)
    10.16 Employment Agreement between C. Don Alverson and Brajdas Corporation dated as of April 1, 1993. *1* (10.17)
    10.17 Employment Agreement between Richard N. Berger and Brajdas Corporation dated as of April 1, 1993. *1* (10.20)
    10.18 Employment Agreement between Norbert W. St. John and Brajdas
            Corporation dated as of April 1, 1993. *1* (10.19)
    10.19 Brajdas Corporation Bonus Plan. *1* (10.21)
    10.20 Employment Severance Agreement dated March 8, 1993 between Chuck
            LaVarnway and Brajdas Corporation. *1* (10.22)
    10.21 Employment Severance Agreement dated March 8, 1993 between Thomas
            Arrieta and Brajdas Corporation. *1* (10.23)
    10.22 Employment Severance Agreement dated March 8, 1993 between Lee Teano and Brajdas Corporation. *1* (10.24)
    10.23 Employment Severance Agreement dated March 8, 1993 between Robert
            Valone and Brajdas Corporation. *1* (10.25)
    10.24 Service and Management Agreement dated December 18, 1990 by and among
            RicheyImpact Electronics, Inc., Palisades Associates, Inc. and
            Saunders Capital Group, Inc. *3* (10.2)
    10.25 Agreement to Assume and Amend the Service and Management Agreement
            among Brajdas Corporation, Palisades Associates, Inc. and Saunders
            Capital Group, Inc. dated as of April 6, 1993. *3* (10.3)
    10.26 Modification Agreement among the Company, Palisades Associates, Inc.
            and Saunders Capital Group, Inc. dated as of January 2, 1995. *8*
            (10.26)
    10.27 Form of 12% Junior Subordinated Promissory Note issued to former shareholders of RicheyImpact Electronics, Inc. by BRJS Investment
            Holding Corp. *3* (10.1)
    10.28 1993 Stock Appreciation Rights Plan. *5* (A)
    10.29 Assumption and Amendment Agreement to Loan and Security Agreement
            dated as of December 31, 1993 by and between Sanwa Business Credit
            Corporation and Richey Electronics, Inc. *7* (10.31)
    10.30 Second Amendment to Amended and Restated Loan and Security Agreement
            dated as of March 29, 1994 by and between Sanwa Business Credit
            Corporation and Richey Electronics, Inc. *7* (10.32)
    10.31 First Amendment to Stockholders Agreement dated December 14, 1994 among the Company and the individuals and entities listed on
            Schedule I to the Stockholders Agreement. *8* (10.31)
    10.32 Lease between Principal Mutual Life Insurance Company and Richey
            Electronics, Inc. for lease of premises at 7441 Lincoln Way, Garden
            Grove, California. *8* (10.32)
    10.33 Lease between M&M Enterprises, a California General Partnership and
            Richey Electronics, Inc. for lease of premises at 10871 La Tuna
            Canyon Road, Sun Valley, California. *8* (10.33)

EXHIBIT
  NO.                                  DESCRIPTION
-------   ----------------------------------------------------------------------
    10.34 Lease between Anchor Group, Inc. and Richey Electronics, Inc. for lease of premises at 11 Walkup Drive, Westborough, Massachusetts.
            *8* (10.34)
    10.35 1992 Stock Option Plan. *8* (10.35)
    10.36 Form of Incentive Stock Option Agreement. *8* (10.36)
    10.37 Addendum to Employment Agreement (William C. Cacciatore) dated as of
            February 21, 1995. *8* (10.37)
    10.38 Addendum to Employment Agreement (C. Don Alverson) dated as of
            February 21, 1995. *8* (10.38)
    10.39 Addendum to Employment Agreement (Richard N. Berger) dated as of
            February 21, 1995. *8* (10.39)
    10.40 Addendum to Employment Agreement (Norbert W. St. John) dated as of
            February 21, 1995. *8* (10.40)
    10.41 Modification Agreement by and between Richey Electronics, Inc. and
            Palisades Associates, Inc. dated as of February 21, 1995. *8*
            (10.41)
    12.1  Schedule regarding computation of ratios.#
    23.1  Consent of Dewey Ballantine (to be included in Exhibit 5.1 hereto).#
    23.2  Consent of McGladrey & Pullen, LLP#
    24.1  Power of Attorney. *8* (24.1)


-------------------

# Filed herewith.


*1* Incorporated by reference to the designated exhibit of the Annual Report on Form 10-K for Brajdas Corporation for the fiscal year ended February 28, 1993, filed May 28, 1993.

*2* Incorporated by  reference to  the designated  exhibit of  the Statement  on
    Schedule 13D filed on behalf of BRJS Investment Holding Corp., C. Don Alverson, William C. Cacciatore, Greg A. Rosenbaum and Norbert W. St. John with the Securities and Exchange Commission on April 20, 1993.

*3* Incorporated by reference to the designated exhibit of the Transition Report on Form 10-Q for Brajdas Corporation for the period from January 1, 1993 through July 2, 1993, filed August 4, 1993.


*4* Incorporated by reference to the designated exhibit of the Quarterly Report on Form 10-Q for Richey Electronics, Inc., f/k/a Brajdas Corporation for the period ended October 1, 1993, filed November 10, 1993.



*5* Incorporated by reference to the designated exhibit of the definitive proxy statement for the 1993 Annual Meeting of Stockholders.



*6* Incorporated  by  reference   to  the  designated   exhibit  of  the   Shelf
    Registration Statement on Form S-1 filed January 7, 1994.



*7* Incorporated  by  reference  to  the  designated  exhibit  of Post-Effective
    Amendment No. 1 to the Shelf Registration Statement filed on April 18, 1994.



*8* Incorporated by  reference to  the designated  exhibit of  the  Registration
    Statement on Form S-2 filed February 23, 1995.

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Garden Grove, State of California, on March 23, 1995.

                                          RICHEY ELECTRONICS, INC.

                                          By        /s/ RICHARD N. BERGER

                                            ------------------------------------
                                                     Richard N. Berger
                                              VICE PRESIDENT, CHIEF FINANCIAL
                                                   OFFICER AND SECRETARY

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                                         TITLE                                  DATE
------------------------------------  --------------------------------------------------------  -----------------

                        *
    ----------------------------      Chairman of the Board, President, Chief Executive          March 23, 1995
       William C. Cacciatore            Officer (Principal Executive Officer)

                        *
    ----------------------------      Director, Executive Vice President -- Sales                March 23, 1995
          C. Don Alverson

         /S/ RICHARD N. BERGER
    ----------------------------      Vice President, Chief Financial Officer and Secretary      March 23, 1995
         Richard N. Berger              (Principal Financial and Accounting Officer)

                        *
    ----------------------------      Director                                                   March 23, 1995
         Edward L. Gelbach

                        *
    ----------------------------      Director, Assistant Secretary                              March 23, 1995
         Greg A. Rosenbaum

                        *
    ----------------------------      Director                                                   March 23, 1995
        Thomas W. Blumenthal

                        *
    ----------------------------      Director, Executive Vice President -- Marketing            March 23, 1995
        Norbert W. St. John

                        *
    ----------------------------      Director                                                   March 23, 1995
        Donald I. Zimmerman

        */S/ RICHARD N. BERGER
    ----------------------------
         Richard N. Berger
          Attorney-in-fact

                                 EXHIBIT INDEX


                                                                            PAGE
EXHIBITS                                                                    NO.
--------                                                                    ----
      1.1  Form of Underwriting Agreement.................................
      2.1  Merger Agreement among RicheyImpact Electronics, Inc., BRJS
             Investment Holding Corp. and Brajdas Corporation dated as of
             February 22, 1993. *2* (A)
      2.2  Amendment to Merger Agreement among RicheyImpact Electronics,
             Inc., BRJS Investment Holding Corp. and Brajdas Corporation
             dated as of April 5, 1993. *2* (A)
      2.3  Agreement of Merger dated April 5, 1993 among Brajdas
             Corporation, RicheyImpact Electronics, Inc. and BRJS
             Investment Holding Corp., as filed with the Secretary of
             State of the State of California on April 6, 1993. *2* (B)
      2.4  Certificate of Merger of RicheyImpact Electronics, Inc. into
             Brajdas Corporation dated April 5, 1993 as filed with the
             Secretary of State of the State of Delaware on April 6, 1993.
             *2* (C)
      2.5  Agreement of Merger of BRJS Investment Holding Corp. and
             Brajdas Corporation dated as of July 12, 1993. *4* (2)
      2.6  Restated Agreement of Merger of BRJS Investment Holding Corp.
             and Richey Electronics, Inc., f/k/a Brajdas Corporation dated as of November 9, 1993. *6* (2.6)
      2.7  Agreement of Merger (To Effect Reincorporation in Delaware)
             between Richey Electronics, Inc., a Delaware corporation and
             Richey Electronics, Inc., a California corporation dated as of December 14, 1993. *6* (2.7)
      2.8  Asset Purchase Agreement between Anchor Group, Inc. and Richey
             Electronics, Inc. dated as of April 4, 1994. *7*
      5.1  Opinion of Dewey Ballantine as to the legality of the securities being registered..................................
     10.1  Stockholders Agreement among Brajdas Corporation and the individuals and entities listed on Schedule I thereto dated as of March 1993. *2* (F)
     10.2  Indemnification Agreement among Barclay and Company, Inc.,
             Brajdas Corporation, Donald I. Zimmerman and certain former shareholders of RicheyImpact Electronics, Inc. identified
             therein dated as of April 5, 1993. *2* (E)
     10.3  Letter re Amendment to Indemnification Agreement by Barclay and
             Company, Inc. and Donald I. Zimmerman, and agreed to by BRJS
             Investment Holding Corp., Brajdas Corporation and the other persons and entities identified therein dated April 23, 1993.
             *1* (10.3)
     10.4  Registration Rights Agreement between Brajdas Corporation and
             BRJS Investment Holding Corp. dated April 2, 1993. *2* (D)
     10.5  Stock Transfer Agreement dated March 31, 1993 among Charles
             LaVarnway, Alex Mendoza, Arthur Mendoza, Lee Teano and Donald
             I. Zimmerman. *2* (G)
     10.6  BRJS/BFG Assignment and Acceptance Agreement dated April 2,
             1993 between Barclay Financial Group and BRJS Investment
             Holding Corp. *1* (10.5)
     10.7  $8 million Note from BRJS Investment Holding Corp. to Barclay
             Financial Group dated April 2, 1993. *2* (H)
     10.8  $8 million Subordinated Note from Brajdas Corporation to BRJS
             Investment Holding Corp. dated April 6, 1993. *2* (I)
     10.9  Note Pledge Agreement dated April 2, 1993 by BRJS Investment
             Holding Corp. to Barclay Financial Group. *1* (10.8)
     10.10 Barclay Confirmation of Guaranty Re Brajdas/BFG Debt Purchase
             dated April 2, 1993 by Barclay and Company in favor of BRJS
             Investment Holding Corp. *1* (10.9)

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                                                                            PAGE
EXHIBITS                                                                    NO.
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
     10.11 Amended and Restated Guaranty dated as of April 6, 1993 by
             Barclay and Company, Inc. in favor of BRJS Investment Holding
             Corp. *2* (J)
     10.12 Agreement Re Brajdas/BRJS Indebtedness and Amendment of
             Security Agreement dated April 6, 1993 between Brajdas and
             BRJS Investment Holding Corp. *1* (10.11)
     10.13 Amended and Restated Loan and Security Agreement dated as of
             April 7, 1993 between Sanwa Business Credit Corporation and
             Brajdas Corporation. *1* (10.15)
     10.14 Subordination Agreement dated April 7, 1993 by BRJS Investment
             Holding Corp., Barclay Financial Group, Barclay and Company,
             Inc. and the RicheyImpact stockholders named therein to Sanwa
             Business Credit Corporation. *1* (10.16)
     10.15 Employment Agreement between William C. Cacciatore and Brajdas
             Corporation dated as of April 1, 1993. *1* (10.18)
     10.16 Employment Agreement between C. Don Alverson and Brajdas
             Corporation dated as of April 1, 1993. *1* (10.17)
     10.17 Employment Agreement between Richard N. Berger and Brajdas
             Corporation dated as of April 1, 1993. *1* (10.20)
     10.18 Employment Agreement between Norbert W. St. John and Brajdas
             Corporation dated as of April 1, 1993. *1* (10.19)
     10.19 Brajdas Corporation Bonus Plan. *1* (10.21)
     10.20 Employment Severance Agreement dated March 8, 1993 between
             Chuck LaVarnway and Brajdas Corporation. *1* (10.22)
     10.21 Employment Severance Agreement dated March 8, 1993 between
             Thomas Arrieta and Brajdas Corporation. *1* (10.23)
     10.22 Employment Severance Agreement dated March 8, 1993 between Lee
             Teano and Brajdas Corporation. *1* (10.24)
     10.23 Employment Severance Agreement dated March 8, 1993 between
             Robert Valone and Brajdas Corporation. *1* (10.25)
     10.24 Service and Management Agreement dated December 18, 1990 by and among RicheyImpact Electronics, Inc., Palisades Associates,
             Inc. and Saunders Capital Group, Inc. *3* (10.2)
     10.25 Agreement to Assume and Amend the Service and Management
             Agreement among Brajdas Corporation, Palisades Associates,
             Inc. and Saunders Capital Group, Inc. dated as of April 6,
             1993. *3* (10.3)
     10.26 Modification Agreement among the Company, Palisades Associates,
             Inc. and Saunders Capital Group, Inc. dated as of January 2,
             1995. *8* (10.26)
     10.27 Form of 12% Junior Subordinated Promissory Note issued to former shareholders of RicheyImpact Electronics, Inc. by BRJS
             Investment Holding Corp. *3* (10.1)
     10.28 1993 Stock Appreciation Rights Plan. *5* (A)
     10.29 Assumption and Amendment Agreement to Loan and Security
             Agreement dated as of December 31, 1993 by and between Sanwa
             Business Credit Corporation and Richey Electronics, Inc. *7*
             (10.31)
     10.30 Second Amendment to Amended and Restated Loan and Security
             Agreement dated as of March 29, 1994 by and between Sanwa
             Business Credit Corporation and Richey Electronics, Inc. *7*
             (10.32)
     10.31 First Amendment to Stockholders Agreement dated December 14,
             1994 among the Company and the individuals and entities
             listed on Schedule I to the Stockholders Agreement. *8*
             (10.31)
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
                                                                            PAGE
EXHIBITS                                                                    NO.
--------                                                                    ----
     10.32 Lease between Principal Mutual Life Insurance Company and
             Richey Electronics, Inc. for lease of premises at 7441
             Lincoln Way, Garden Grove, California. *8* (10.32)
     10.33 Lease between M&M Enterprises, a California General Partnership and Richey Electronics, Inc. for lease of premises at 10871
             La Tuna Canyon Road, Sun Valley, California. *8* (10.33)
     10.34 Lease between Anchor Group, Inc. and Richey Electronics, Inc.
             for lease of premises at 11 Walkup Drive, Westborough,
             Massachusetts. *8* (10.34)
     10.35 1992 Stock Option Plan. *8* (10.35)
     10.36 Form of Incentive Stock Option Agreement. *8* (10.36)
     10.37 Addendum to Employment Agreement (William C. Cacciatore) dated as of February 21, 1995. *8* (10.37)
     10.38 Addendum to Employment Agreement (C. Don Alverson) dated as of
             February 21, 1995. *8* (10.38)
     10.39 Addendum to Employment Agreement (Richard N. Berger) dated as of February 21, 1995. *8* (10.39)
     10.40 Addendum to Employment Agreement (Norbert W. St. John) dated as of February 21, 1995. *8* (10.40)
     10.41 Modification Agreement by and between Richey Electronics, Inc.
             and Palisades Associates, Inc. dated as of February 21, 1995.
             *8* (10.41)
     12.1  Schedule regarding computation of ratios.......................
     23.1  Consent of Dewey Ballantine (to be included in Exhibit 5.1 hereto)......................................................
     23.2  Consent of McGladrey & Pullen, LLP.............................
     24.1  Power of Attorney. *8* (24.1)

-------------------
*1*Incorporated by reference to the designated exhibit of the Annual Report on Form 10-K for Brajdas Corporation for the fiscal year ended February 28, 1993, filed May 28, 1993.

*2*Incorporated  by  reference to  the designated  exhibit  of the  Statement on
   Schedule 13D filed on behalf of BRJS Investment Holding Corp., C. Don Alverson, William C. Cacciatore, Greg A. Rosenbaum and Norbert W. St. John with the Securities and Exchange Commission on April 20, 1993.

*3*Incorporated by reference to the designated exhibit of the Transition Report on Form 10-Q for Brajdas Corporation for the period from January 1, 1993 through July 2, 1993, filed August 4, 1993.

*4*Incorporated by reference to the designated exhibit of the Quarterly Report on Form 10-Q for Richey Electronics, Inc., f/k/a Brajdas Corporation for the period ended October 1, 1993, filed November 10, 1993.

*5*Incorporated by reference to the designated exhibit of the definitive proxy statement for the 1993 Annual Meeting of Stockholders.

*6*Incorporated by reference to the designated exhibit of the Shelf Registration
   Statement on Form S-1 filed January 7, 1994.

*7*Incorporated  by  reference  to  the  designated  exhibit  of  Post-Effective
   Amendment No. 1 to the Shelf Registration Statement filed on April 18, 1994.

*8*Incorporated by  reference  to the  designated  exhibit of  the  Registration
   Statement on Form S-2 filed February 23, 1995.
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